Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on February 25, 2020

and

MANAGEMENT INFORMATION CIRCULAR

Dated: January 23, 2020

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on February 25, 2020

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Organigram Holdings Inc. (the “Company”) will be held at the offices of Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario on Tuesday, February 25, 2020 at 10:00 a.m. (Toronto Time) for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of the Company for its fiscal year ended August 31, 2019, and the report of the auditor thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor;

(d)	to approve the articles of amendment of the Company;

(e)	to confirm the Amended and Restated By-Law No. 1 of the Company;

(f)	to approve a new omnibus equity incentive plan for the Company; and

(g)	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

An accompanying information circular contains details of the matters to be considered at the Meeting (the “Circular”). No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The audited consolidated financial statements for the fiscal year ended August 31, 2019 and the report of the auditor thereon will be made available at the Meeting and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Holders of common shares registered on the books of the Company at the close of business on January 17, 2020 are entitled to notice of, and to vote at, the Meeting.

Registered shareholders are entitled to vote at the Meeting either in person or by proxy. Regardless of whether a shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be valid, such proxies must be deposited with the Company’s transfer agent, TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment or postponement thereof.

All non-registered shareholders should follow the instructions set out in the voting instruction form and in the Circular to ensure that such shareholders’ common shares will be voted at the Meeting. If you hold your common shares in a brokerage account, you are not a registered shareholder.

(i)

DATED at Toronto, Ontario this 23rd day of January, 2020.

By Order of the Board of Directors

(signed) “Greg Engel”

Greg Engel

Chief Executive Officer

(ii)

(i)

(ii)

INFORMATION CIRCULAR

This information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Organigram Holdings Inc. for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on Tuesday, February 25, 2020 at the offices of Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario at 10:00 a.m. (Toronto time) or at any adjournment(s) or postponement(s) thereof. The Meeting has been called for the purposes set forth in the notice of annual and special meeting of shareholders (the “Notice of Meeting”) that accompanies this Circular. Unless otherwise stated, all information in this Circular is current as of January 17, 2020.

In this Circular, references to the “Company”, “we” and “our” refer to Organigram Holdings Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

VOTING INFORMATION

Voting Shares and Record Date

The record date for the Meeting is January 17, 2020 (the “Record Date”). The Company’s transfer agent has prepared a list, as of the close of business on the Record Date, of the registered holders of the Company’s Common Shares. A holder of the Company’s Common Shares whose name appears on such list is entitled to vote the Common Shares on such list at the Meeting. Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting. As of the Record Date, there were 163,591,437 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

Solicitation of Proxies

The solicitation of proxies is being made by or on behalf of management. It is expected that the solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone or other form of correspondence. The Company may cause a soliciting dealer group to be formed for the purposes of soliciting proxies for the Meeting, for which the Company would pay customary fees. The cost of solicitation of proxies will be borne by the Company.

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company will distribute copies of proxy-related materials in connection with this Meeting to intermediaries for onward distribution to Beneficial Shareholders. Intermediaries that receive the proxy-related materials are required to forward the proxy-related materials to Beneficial Shareholders unless such shareholder has waived the right to receive them.

The Company is not paying for intermediaries to deliver copies of the proxy-related materials and related documents to OBOs (as defined below). Accordingly, OBOs will not receive copies of the proxy-related materials and related documents unless the OBO or its intermediary assumes the cost of delivery.

Voting in Person

If a shareholder attends the Meeting and is a registered shareholder, the shareholder may cast his, her or its vote(s) for each of his, her or its registered shares on any and all resolutions placed before the Meeting. If a shareholder does not wish to vote for any matter proposed at the Meeting, the shareholder may withhold

(3)

his, her or its vote from, or vote his, her or its shares against, any resolution at the Meeting, depending on the specific resolution. If a shareholder attends the Meeting in person and is a non-registered Beneficial Shareholder, that shareholder will not be entitled to vote at the Meeting unless he, she or it contacts his, her or its intermediary well in advance of the Meeting and carefully follows its instructions and procedures.

Voting by Proxyholder

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote IN FAVOUR of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and the auditor as identified in the Proxy.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. A registered shareholder may submit a proxy using one of the following methods:

(a)

complete, date and sign the Proxy and return it to the Company’s transfer agent, TSX Trust Company (“TSX Trust”), by fax at 1-416-595-9593, or by mail or by hand delivery to 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or

(b)

log on to TSX Trust’s website at http://www.voteproxyonline.com. Registered shareholders must follow the instructions provided on the website and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

In either case you must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment or postponement thereof. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the chair of the Company’s board of directors (“Board”) at his or her discretion without notice.

(4)

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

Pursuant to NI 54-101, the Company will distribute copies of proxy-related materials in connection with this Meeting to intermediaries for onward distribution to Beneficial Shareholders. Intermediaries that receive the proxy-related materials are required to forward the proxy-related materials to Beneficial Shareholders unless such shareholder has waived the right to receive them.

The Company is not paying for intermediaries to deliver copies of the proxy-related materials and related documents to OBOs. Accordingly, OBOs will not receive copies of the proxy-related materials and related documents unless the OBO or their intermediary assumes the cost of delivery.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form (a “VIF”) in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting, and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its

(5)

instructions, well in advance of the Meeting in order to have your Common Shares voted at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of a foreign private issuer (as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) located in Canada and is being effected in accordance with the corporate laws of Canada and securities laws of the provinces and territories of Canada. The proxy solicitation rules under the Exchange Act are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces and territories of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces and territories of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Company is a corporation existing under the laws of Canada. The Company exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or judgment by, a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it using one of the following methods:

(a)

execute a proxy bearing a later date or execute a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a company, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	attend the Meeting in person and vote the registered shareholder’s Common Shares.

A revocation of proxy will not affect a matter on which a vote is taken before the revocation.

Only registered shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change the vote and, if necessary, revoke their proxy.

Principal Holders of Voting Shares

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company at the Record Date.

(6)

BUSINESS OF THE MEETING

To the knowledge of the directors of the Company, the only matters to be brought before the Meeting are those set forth in the accompanying Notice of Meeting.

Receipt of Financial Statements

At the Meeting, shareholders will receive and consider the audited consolidated financial statements of the Company for the year ended August 31, 2019 and the Auditor’s Report on such statements. The Company’s audited financial statements have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Election of Directors

At the Meeting, it will be proposed that eight directors be elected to hold office for a term expiring at the close of the next annual meeting, or until their successors are elected or appointed in accordance with the provisions of the Canada Business Corporations Act (the “CBCA”).

Unless authority to vote is withheld, the management appointee acting as a proxyholder will vote IN FAVOUR of the appointment of the nominees who are named below. If any of the proposed nominees should for any reason be unable to serve as a director, the persons named in the enclosed Proxy reserve the right to nominate and vote for another nominee in their discretion.

Advance Notice Provision

At the Company’s annual and special meeting held on October 15, 2013, the Company’s shareholders approved the alteration of the Company’s articles for the purpose of adopting advance notice provisions (the “Advance Notice Provision”). The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Company’s enacting statute or (ii) a shareholder proposal made pursuant to the provisions of the Company’s enacting statute.

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Provision also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision contained in the Company’s articles which is available under the Company’s profile on SEDAR at www.sedar.com. In connection with, and subject to, the approval of the Articles of Amendment (as defined below) and the confirmation of the Amended and Restated By-Law No.

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1 (as described below), the Advance Notice Provision will be removed from the Company’s articles, and advance notice provisions, updated to current market standard, will be included in the Company’s by-laws.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

Majority Voting Policy

The Board has adopted a majority voting policy in director elections that will apply at any meeting of shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director nominee, the director nominee shall be required to submit his or her resignation to the Board promptly following the applicable meeting. Following receipt of resignation, the Company’s Corporate Governance, Nominating and Compensation Committee (the “CGNC Committee”) shall consider whether or not to accept the offer of resignation and shall recommend to the Board whether or not to accept it. With the exception of special circumstances, the CGNC Committee shall be expected to accept and recommend acceptance of the resignation by the Board. Within 90 days following the applicable meeting, the Board shall make its decision and promptly disclose it via press release. A director who tenders his or her resignation pursuant to the Company’s majority voting policy shall not be permitted to participate in any meeting of the Board or the CGNC Committee at which his or her resignation is to be considered.

(8)

Principal Occupation during the Past 5 Years and Experience
Peter Amirault, Chair of the Board Toronto, Canada Age: 59	Director Since: June 2, 2016 Independent: Yes Other Public Board Membership: N/A

Mr. Amirault has been the President of BML Group Limited in Toronto, a holding company with interests in real estate development and private investments, since 2009. Prior to joining BML Group, Mr. Amirault held varying executive roles including: President of Swiss Chalet North America for the Cara Group of Companies, CEO of Creemore Springs Brewery Ltd, Senior Vice President of Molson Coors Canada, Managing Director of Sleeman Brewing Ltd, along with senior roles at Nestle Canada and The Premium Beer Company of Toronto. Mr. Amirault holds a BBA from Acadia University and an MBA from The Schulich School of Business. Mr. Amirault’s previous board experience and roles at senior management levels bring a wealth of knowledge to the Board and the Company.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Investment Committee	100%	100%	100%

Securities Controlled or Directed as of January 17, 2020

Common Shares	Options	RSUs and PSUs
160,000	144,312	89,356

(9)

Principal Occupation during the Past 5 Years and Experience
Greg Engel Director and Chief Executive Officer Toronto, Ontario, Canada Age: 55	Director Since: March 13, 2017 Independent: No Other Public Board Membership: N/A

Mr. Engel is a senior executive with 30 years of national and international experience in the pharmaceutical, biotechnology, cannabis and consumer packaged goods industries. Mr. Engel has led the creation, development and growth of several companies over the span of his career. An articulate and trusted voice in the burgeoning Canadian cannabis space, Mr. Engel most recently worked with a competitive licensed producer to become the first Canadian exporter of medical cannabis, and to establish several trailblazing industry standards. As leader at Organigram, Mr. Engel is focused on reputational excellence through product quality and safety, expansion of the Company’s Moncton, N.B. facility, and production efficiencies to position the Company as a leader in the Medical and Adult Recreational Cannabis industries. Mr. Engel graduated from the University of Guelph with an Honours Bachelor of Science in Microbiology.

Mr. Engel was the Chief Executive Officer of Tilray Inc. from January 2015 to June 2016.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
N/A	100%	100%	100%

Securities Controlled or Directed as of January 17, 2020

Common Shares	Options	RSUs and PSUs
75,000	1,550,000	234,320

(10)

Principal Occupation during the Past 5 Years and Experience
Dexter John, Director Toronto, Ontario, Canada Age: 50	Director Since: December 17, 2018 Independent: Yes Other Public Board Membership: Prosper Gold Corp.

Mr. Dexter John, LLB, is the President and CEO of Gryphon Advisors Inc. Prior to that, he was the Executive Vice President of D.F. King (Canada) and was responsible for sales across the Canadian enterprise. Mr. John has over 20 years of experience in the capital markets and has spent six years in structured finance where he executed over $4 billion in transactions. He worked at a major Canadian law firm as a Securities Associate, focusing on the public equities market with emphasis on mergers and acquisitions. In addition, Mr. John also has regulatory experience through his tenure at Investment Industry Regulatory Organization of Canada, the Ontario Securities Commission and the TSX. Mr. John also holds the ICD.D designation and currently serves on the board of Prosper Gold Corp.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
CGNC Committee Investment Committee	100%	100%	100%

Securities Controlled or Directed as of January 17, 2020

Common Shares	Options	RSUs and PSUs
5,865	80,000	20,778

(11)

Principal Occupation during the Past 5 Years and Experience
Geoffrey Machum,	Director Since: N/A
Proposed Director	Independent: Yes
Halifax, Nova Scotia, Canada	Other Public Board Membership: Wildbrain Ltd.
Age: 59

Mr. Machum is a commercial litigation partner at Stewart McKelvey LLP, Atlantic Canada’s largest law firm and one of the top 15 largest firms in Canada. He currently serves on the firm’s Compensation Committee, and previously served as Chairman of the firm’s Regional Partnership Board and on its Human Resources and Governance Committee, and its Audit and Finance Committee. Mr. Machum was awarded Queens Counsel in 2003, and has received repeated recognition by Lexpert, Best Lawyers, and Benchmark Canada for his extensive experience in practice areas including commercial litigation, directors and officers liability, corporate governance, insurance, construction law, and products liability. Mr. Machum currently serves on the board of WildBrain Ltd., where he is the Chair of its Governance and Nomination Committee and member of its Human Resources and Compensation Committee and previously served on the Board’s Special Strategic Review Committee. Previously, he chaired the board of Halifax Port Authority, and served on the Governance, Human Resources and Audit and Finance Committees. Mr. Machum holds a BA in Economics Political Science from Dalhousie University, and an LLB from University of New Brunswick. Mr. Machum also received ICD.D designation from Rotman School of Management in 2015.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
N/A	N/A	N/A	N/A

Securities Controlled or Directed as of January 17, 2020

Common Shares	Options	RSUs and PSUs
Nil	Nil	Nil

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Principal Occupation during the Past 5 Years and Experience
Ken Manget, ICD.D,	Director Since: N/A
Proposed Director	Independent: Yes
Toronto, Ontario, Canada	Other Public Board Membership: N/A
Age: 57F

Mr. Manget is the former Global Head of Relationship Investing at Ontario Teachers’ Pension Plan Board where he was responsible for a global team in Hong Kong, London & Toronto and ran a multi-billion portfolio of pre-IPO, public and private equity investments. Mr. Manget started his career at Schlumberger Limited as a Field Engineer in Venezuela. His finance background includes stints at Salomon Brothers in London and New York, at BMO Capital Markets where he has had exposure to all facets of the capital markets including: M&A, equities, fixed income, derivatives and securitization and at Desjardins Capital Markets where he was Head of Investment Banking. Mr. Manget holds a Mechanical Engineering degree from the University of Toronto and a Master of Business Administration from the Harvard Business School. Mr. Manget is a past board member of St. Joseph’s Health Centre Foundation, the Heart and Stroke Foundation (Ontario) and currently serves as a member of the Board of the Canadian Ditchley Foundation and as an alumnus volunteer for Harvard University.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
N/A	N/A	N/A	N/A

Securities Controlled or Directed as of January 17, 2020

Common Shares	Options	RSUs and PSUs
Nil	Nil	Nil

(13)

Principal Occupation during the Past 5 Years and Experience
Sherry Porter, C.M.	Director Since: December 17, 2018
Director	Independent: Yes
Halifax, Nova Scotia, Canada	Other Public Board Membership: N/A
Age: 64

Ms. Porter is a seasoned executive with 30 years of experience with a myriad of organizations in Canada. She has held senior corporate roles with Sobeys Inc., Nova Scotia Power, Shoppers Drug Mart and The Caldwell Partners. She also has experience with trade associations in the grocery and retail drug area. She was the founding President & CEO of the Canadian Association of Chain Drug Stores, working with the CEO’s of the traditional drug chains, mass merchants and grocery operations in Canada. Ms. Porter chaired the Board of Directors of the Nova Scotia Liquor Company from 2010-2017 and is currently a board member of the Halifax International Airport Authority and Pharmasave Atlantic. She is a board member of Dalhousie University, where she serves as Chair of the Governance, Human Resources and Nomination committee, and she also serves as board member of the QEII Health Sciences Centre Foundation and the Symphony Nova Scotia Foundation.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
CGNC Committee Audit Committee	100%	100%	100%

Securities Controlled or Directed as of January 17, 2020

Common Shares	Options	RSUs and PSUs
3,500	80,000	23,467

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Principal Occupation during the Past 5 Years and Experience
Stephen A. Smith,	Director Since: N/A
Proposed Director	Independent: Yes
Etobicoke, Ontario, Canada Age: 62	Other Public Board Membership: MAV Beauty Brands Inc., Freshii Inc.

Mr. Smith currently serves on the board of directors of MAV Beauty Brands Inc. (Audit Committee Chair), Freshii Inc. (Lead Director and Audit Committee Chair) and the Metro Toronto Convention Centre (Audit Committee Chair). From 2018 to 2019, Mr. Smith served on the board of directors of Newstrike Brands Ltd. (Lead Director and Audit Committee Chair). From 2013 to 2017, Mr. Smith served on the board of directors of CST Brands Inc., an SEC registrant (Audit Committee and Executive Committee). From 2014 to 2018, Mr. Smith held the position of Executive Vice President and Advisory Board Director of Jackman Reinvention, Inc., a privately held brand and strategy consulting firm in Toronto. From 2007 until 2013, Mr. Smith served as co-Chief Executive Officer and Chief Financial Officer of Cara Operations Limited (now Recipe Unlimited), Canada’s oldest and largest full-service restaurant company. Mr. Smith was a key member of the executive team during the rapid growth and repositioning of Cara Operations Limited. From 1985 to 2007, Mr. Smith held various senior and executive level positions, including Executive Vice President, from 1999 to 2006, with Loblaw Companies Limited, the leading food and pharmacy retailer in Canada. Mr. Smith is a Chartered Professional Accountant (CPA, CA), and holds a Bachelor of Commerce degree from the University of Toronto.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
N/A	N/A	N/A	N/A

Securities Controlled or Directed as of January 17, 2020

Common Shares	Options	RSUs and PSUs
6,300	Nil	Nil

(15)

Principal Occupation during the Past 5 Years and Experience
Derrick West, Director	Director Since: December 19, 2017
Oakville, Canada	Independent: Yes
Age: 53	Other Public Board Membership: N/A

Mr. West served as the Chief Financial Officer and Corporate Secretary of Partners Real Estate Investment Trust (TSX:PAR.UN), an open end real estate investment trust focused on acquiring and managing a portfolio of retail community centres across Canada from 2014 until December 2019. Mr. West previously served as the Chief Financial Officer of Landdrill International Inc. (TSXV:LDI), an international mining services Company with operations in Canada, Russia, Mongolia, and Mexico. Additionally, Mr. West served as the Vice-President of Accounting and Administration for Plazacorp Retail Properties Limited (renamed Plaza Retail REIT, TSX:PLZ.UN). Mr. West has 28 years of business experience, the last 15 in senior positions with publicly traded enterprises. He has financial reporting, finance, treasury management, internal control, human resource, strategy and business development experience. Mr. West is a Chartered Professional Accountant, obtaining his Chartered Accountancy designation in New Brunswick with Grant Thornton LLP and he holds a Bachelor of Commerce degree from Mount Allison University.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Investment Committee Audit Committee	100%	100%	100%

Securities Controlled or Directed as of January 17, 2020

Common Shares	Options	RSUs and PSUs
6,570	90,000	80,229

(16)

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the proposed directors is, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any other company (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

where “order” refers to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 days.

To the knowledge of the Company, other than as set out below, none of the directors of the Company:

(a)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

None of the proposed directors has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Derrick West acted for Landdrill International Ltd. (“Landrill”) as its Chief Financial Officer from March 2007 through June 2012. On October 12, 2012 the New Brunswick Securities Commission issued a cease trade order against Landdrill under Section 188.2 of the Securities Act (New Brunswick) for failure to file interim financial statements together with related management’s discussion and analysis (“MD&A”) and certification of interim filings for the period ended June 30, 2012. On October 15, 2012 the BCSC issued a similar cease trade order under Section 164 of the Securities Act (British Columbia). On January 11, 2013 the Alberta Securities Commission issued a cease trade order under Section 33.1 of the Securities Act (Alberta) for failure to file interim financial statements together with related MD&A and certification of interim filings for the periods ended June 30, 2012 and September 30, 2012. The filing deficiencies were attributable to Landdrill having made a filing under the Companies’ Creditors Arrangement Act (Canada) in an effort to restructure its affairs in order to continue as a going concern. The TSX Venture Exchange suspended trading in Landdrill’s shares on October 12, 2012. On May 30, 2013 Landdrill announced that it had been declared bankrupt as of May 30, 2013 pursuant to the Bankruptcy and Insolvency Act (Canada).

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Appointment of Auditor

Deloitte LLP, Chartered Accountants, 816 Main Street, Moncton, New Brunswick, Canada, E1C 1E6, will be nominated at the Meeting for re-appointment as auditor of the Company.

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or VIF in favour of the re-appointment of Deloitte LLP as auditor of the Company to hold office until the next annual meeting of shareholders and the authorization of the Board to fix its remuneration.

Unless authority to vote is withheld, the persons named in the enclosed Proxy intends to vote IN FAVOUR of the appointment of the firm of Deloitte LLP as the auditor of the Company at remuneration to be determined by the Board. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Approval of Articles of Amendment

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass a special resolution approving articles of amendment in the form set out as Appendix A hereto (the “Articles of Amendment”).

The Articles of Amendment amend the current articles of the Company principally to:

(a)	clarify the rights, privileges, restrictions and conditions attaching to the Common Shares,

(b)	change the number of directors from a minimum of three and a maximum of 10 to a minimum of three and a maximum of 15;

(c)

empower the directors to appoint one or more additional directors to the Board, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders; and

(d)	remove the Advance Notice Provision.

The Articles of Amendment of the Company were approved by the Board on January 23, 2020, subject to approval by shareholders at the Meeting. In order to be effective, a special resolution requires approval by 66 2/3% of the votes cast by shareholders in respect of such resolution. The text of the proposed resolution is set forth below. Unless otherwise directed, the persons named in the enclosed Proxy intend to vote IN FAVOUR of this resolution.

RESOLVED THAT:

(a)	The articles of the Company are amended as follows:

(i)	To confirm that the authorized capital of the Corporation shall consist of:

(A)	an unlimited number of Common Shares; and

(B)	an unlimited number of Preferred shares.

(ii)	To delete Schedule 1 to the Articles of Continuance in its entirety and to add the rights, privileges, restrictions and conditions attached to the Common Shares and

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to restate the rights, privileges, restrictions and conditions attached to the Preferred shares as provided for in Schedule A to the Articles of Amendment.

(iii)	To change the number of directors from a minimum of three and a maximum of 10 to a minimum of three and a maximum of 15.

(iv)	To remove Schedule 4 to the Articles of Continuance pertaining to Other Provisions in their entirety and replace with the following:

“(a) The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.”

(b)

Any one director or officer of the Company is hereby authorized on behalf of the Company to execute and deliver the Articles of Amendment and any related documents in the name and on behalf of the Company and under its corporate seal or otherwise, on such terms and conditions and in such form deemed necessary and/or desirable and approved by such director or officer with such changes and modifications thereto as such director or officer may in his or her discretion approve, including the execution and delivery to Innovation, Science and Economic Development Canada – Corporations Canada of articles of amendment for such purpose, which approval shall be conclusively evidenced by the execution of the Articles of Amendment and documents by such director or officer.

(c)

Any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

(d)

The directors of the Company may revoke these special resolutions without further approval of the shareholders of the Company at any time prior to the endorsement by the Director of Innovation, Science and Economic Development Canada – Corporations Canada of a certificate of amendment of articles in respect of such amendment.

Confirmation of the Amended and Restated By-Law No. 1

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution confirming the Amended and Restated By-Law No. 1 of the Company to improve alignment with the CBCA and market standards. As the Company’s Common Shares are widely held, the quorum requirement for shareholder meetings in the Amended and Restated By-Law No. 1 is at least two individuals present at the commencement of the meeting holding, or representing by proxy the holder or holders of, Common Shares carrying in the aggregate not less than 10% of the votes eligible to be cast at the meeting. This quorum requirement is supported by the number of Common Shares voted at the Company’s prior annual meeting of shareholders, which represented 12.8% of the Common Shares of Company.

In connection with the approval of the Articles of Amendment (as defined below) and the confirmation of the Amended and Restated By-Law No. 1 of the Company, the Advance Notice Provision will be removed from the Company’s articles, and advance notice provisions, updated to current market standard, will be included in the Company’s by-laws. The advance notice provisions in Amended and Restated By-Law No.

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1 fixes a deadline by which shareholders must submit director nominations prior to any meeting of shareholders. In the case of annual meetings, advance notice must be delivered to the Company not less than 30 days prior to the date of the meeting, provided, however, that if (a) the annual meeting of shareholders is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice must be received not later than the close of business on the 10th day following the date on which the public announcement of the date of the annual meeting is first made by the Company, and (b) the Company uses “notice-and-access” (as defined in NI 54-101) to send proxy-related materials to shareholders in connection with an annual meeting, notice must be received not less than 40 days prior to the date of the annual meeting. In the case of a special meeting of shareholders (which is not also an annual meeting of shareholders), advance notice must be delivered to the Company not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of shareholders is first made by the Company.

Amended and Restated By-Law No. 1’s advance notice provisions also require any shareholder making a director nomination to provide certain important information about its nominee(s) with its advance notice. Amended and Restated By-Law No. 1 provides that the board of directors may, in its sole discretion, waive any advance notice requirement. The board of directors believes that all shareholders should be provided with sufficient disclosure and time to make appropriate decisions on the election of their board representatives, allowing shareholders to fully participate in the director election process in an informed and effective manner. The advance notice requirement in Amended and Restated By-Law No. 1 provides a transparent, structured, and fair director nomination process, consistent with the guidelines published by leading proxy advisory firms.

The Amended and Restated By-Law No. 1 also includes a provision providing for a forum for adjudication of certain disputes, whereby unless the Company approves or consents in writing to the selection of an alternative forum, the courts of the Province of Ontario and appellate courts therefrom shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Company to the Company, (c) any action asserting a claim arising pursuant to any provision of the CBCA or the articles or by-laws of the Company (as either may be amended from time to time), or (d) any action asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, but does not include claims related to the business carried on by the Company or such affiliates. Any person or entity owning, purchasing or otherwise acquiring any interest, including without limitation any registered or beneficial ownership thereof, in the securities of the Company shall be deemed to have notice of and consented to the provisions of the by-laws.

The changes to the existing By-Law No. 1 of the Company made in Amended and Restated By-Law No. 1 of the Company, which subsumes the existing By-Law No. 1 of the Company, are reflected in Appendix B to this Circular. The Amended and Restated By-Law No. 1 of the Company was approved by the Board on January 23, 2020, subject to and effective upon confirmation by shareholders at the Meeting. In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by shareholders for such resolution. The text of the proposed resolution is set forth below. Unless otherwise directed, the persons named in the enclosed Proxy intend to vote IN FAVOUR of this resolution.

RESOLVED THAT:

(a)	The repeal of By-Law No. 1 of the Company is confirmed.

(b)	Amended and Restated By-Law No. 1 of the Company in substantially the form attached as Appendix B to the Circular is hereby authorized, adopted and approved.

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(c)

Any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Approval of the 2020 Equity Incentive Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution approving a new rolling long-term omnibus equity incentive plan in the form set out as Appendix C hereto (the “2020 Equity Incentive Plan”).

Background & Purpose

On January 23, 2020, upon a recommendation of the CGNC Committee, the Board passed a resolution to adopt the 2020 Equity Incentive Plan, subject to, and effective upon, the approval of shareholders. The 2020 Equity Incentive Plan provides flexibility to the Company to grant equity-based incentive awards in the form of options (“Options”), restricted share units (“RSUs”), preferred shared units (“PSUs”) and deferred share units (“DSUs”), as described in further detail below. Provided that the 2020 Equity Incentive Plan is approved by the shareholders at the Meeting, all future grants of equity-based awards will be made pursuant to, or as otherwise permitted by, the 2020 Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s current equity incentive plan (the “2017 Equity Incentive Plan”) or the Company’s current option plan (the “2011 Stock Option Plan”) as of the date of the Meeting. The 2017 Equity Incentive Plan and the 2011 Stock Option Plan will remain in effect only in respect of outstanding equity-based awards.

The purpose of the 2020 Equity Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2020 Equity Incentive Plan by the Board from time to time for their contributions toward the long-term goals and success of the Company and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company.

A summary of the key terms of the 2020 Equity Incentive Plan is set out below, which is qualified in its entirety by the full text of the 2020 Equity Incentive Plan. A copy of the 2020 Equity Incentive Plan is attached as Appendix C.

Key Terms of the Equity Incentive Plan

Shares Subject to the 2020 Equity Incentive Plan

The 2020 Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the 2020 Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time, such number being 16,359,143 as at January 17, 2020. The capacity provided under the 2020 Equity Incentive Plan is in addition to the 10,713,040 awards outstanding under the Company’s equity incentive plans. The 2020 Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the 2020 Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

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Insider Participation Limit

The 2020 Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Common Shares.

Furthermore, the 2020 Equity Incentive Plan provides that (i) the Company shall not make grants of awards to non-employee directors if, after giving effect to such grants of awards, the aggregate number of Common Shares issuable to non-employee directors, at the time of such grant, under all of the Company’s security based compensation arrangements would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (ii) within any one financial year of the Company, (a) the aggregate fair value on the date of grant of all Options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Options) granted to any one non-employee director under all of the Company’s security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a non-employee director upon such non-employee director joining the Board.

Any Common Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the 2020 Equity Incentive Plan.

Administration of the 2020 Equity Incentive Plan

The Plan Administrator (as defined in the 2020 Equity Incentive Plan) is determined by the Board, and is initially the CGNC Committee. The 2020 Equity Incentive Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the 2020 Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2020 Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2020 Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2020 Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2020 Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2020 Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

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Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2020 Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2020 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the 2020 Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the 2020 Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the 2020 Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the 2020 Equity Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the 2020 Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be

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paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code of 1986, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Common Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the 2020 Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the 2020 Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the 2020 Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

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Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the 2020 Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the 2020 Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the 2020 Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the 2020 Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause	• Any Option or other award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the 2020

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Event	Provisions
Resignation	Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

Termination without Cause

•  A portion of any unvested Options or other awards shall immediately vest, such portion to be equal to the number of unvested Options or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other awards were originally scheduled to vest. Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled within 90 days after the Termination Date.

Disability

•  Any award held by the participant that has not vested as of the date of such participant’s Termination Date shall vest on such date. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested award other than an Option will be settled within 90 days after the Termination Date.

Death

•  Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option, and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled with the Participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death.

Retirement

•  Any (i) outstanding award that vests or becomes exercisable based solely on the Participant remaining in the service of the Company or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of Performance Goals (as defined in the 2020 Equity Incentive Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the third anniversary of the participant’s date of retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option that is described in (i), such award will be settled within 90 days after the participant’s retirement. In the case of a vested award other than an Option that is described in (ii), such award will be settled at the same time the award

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Event	Provisions
would otherwise have been settled had the participant remained in active service with the Company or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the 2020 Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)

If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2020 Equity Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested awards held by the participant at Termination Date shall immediately vest; and

(ii)

any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

(b)

Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Company may terminate all of the awards, other than an Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the 2020 Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. Taxpayers (as defined in the 2020 Equity Incentive Plan) will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Company’s assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (e) individuals who comprise the Board at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered

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as a member of the Incumbent Board, or (f) any other event which the Board determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the 2020 Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the 2020 Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the 2020 Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the 2020 Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the TSX, the approval of shareholders is required to effect any of the following amendments to the 2020 Equity Incentive Plan:

(a)

increasing the number of Common Shares reserved for issuance under the 2020 Equity Incentive Plan, except pursuant to the provisions in the 2020 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

(c)

reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the 2020 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)

extending the term of an Option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

(e)	permitting an Option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

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(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the shareholders.

Except for the items listed above, amendments to the 2020 Equity Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Shareholder Approval of 2020 Equity Incentive Plan

Accordingly, at the Meeting, shareholders will be asked to consider and if thought fit, approve an ordinary resolution ratifying the adoption of the 2020 Equity Incentive Plan. In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by shareholders for such resolution. The text of the proposed resolution is set forth below. Unless otherwise directed, the persons named in the enclosed proxy intend to vote IN FAVOUR of this resolution.

RESOLVED THAT:

(a)

the omnibus equity incentive plan adopted by the board of directors of the Company on January 23, 2020 (the “2020 Equity Incentive Plan”), in the form attached as Appendix C to the management information circular of the Company dated January 23, 2020, hereby confirmed, ratified and approved, and the Company has the ability to grants awards under the 2020 Equity Incentive Plan until February 25, 2023, which is the date that is three years from the date of the meeting of the holders (the “Shareholders”) of common shares of the Company (“Common Shares”) at which Shareholder approval of the 2020 Equity Incentive Plan is being sought.

(b)

The Options and Awards (as defined in the 2020 Equity Incentive Plan) to be issued under the 2020 Equity Incentive Plan, and all unallocated Options and Awards under the 2020 Equity Incentive Plan, be and are hereby approved;

(c)

The board of directors (the “Board”) of the Company is hereby authorized to make such amendments to the 2020 Equity Incentive Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2020 Equity Incentive Plan, the approval of the Shareholders.

(d)	Any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under

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the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year and each proposed nominee for election as a director of the Company, as a potential participant under the 2020 Equity Incentive Plan, has a material interest in the approval of the 2020 Equity Incentive Plan.

CORPORATE GOVERNANCE DISCLOSURE

Independence

In accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices, the Board considers a director to be independent if he or she has no direct or indirect material relationship with the Company or its subsidiaries, as determined by the Board in consultation the CGNC Committee. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Based on the definition of independence and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board, in consultation with the CGNC Committee, has determined that the following members of the Board are independent: Michel Bourque, who is not standing for re-election, Peter Amirault (Chair of the Board), Derrick West, Sherry Porter, C.M. and Dexter John. In addition, the Board, in consultation with the CGNC Committee, has determined that the three nominees to the Board, Ken Manget, Stephen A. Smith and Geoffrey Machum, are all independent. The Board, in consultation with the CGNC Committee, has also determined that the foregoing members of the Board and nominees to the Board are independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

The only non-independent director is Greg Engel due to his position as Chief Executive Officer of the Company.

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Skills of Director Nominees

The Board skills matrix below represents some of the key skills that the Board (including the nominees to the Board), with input from the CGNC Committee, has identified as being valuable to the effective oversight of the Company and the execution of its business strategy.

Experience,		Peter	Derrick	Dexter	Sherry	Ken	Stephen A.	Geoff
Expertise or Attribute	Greg Engel	Amirault	West	John	Porter	Manget	Smith	Machum
General Management & Business Operations	X	X	X	X	X	X	X	X
CEO Experience	X	X		X	X		X
CFO Experience			X				X
Other Executive Experience	X	X		X	X		X	X
Other Public Company Board				X			X	X
Industry Knowledge	X	X	X	X	X		X
Strategy Development	X	X	X	X	X	X	X	X
U.S. / Cross Border	X	X		X		X	X	X
Mergers & Acquisitions	X	X	X	X		X	X	X
Capital Markets	X	X	X	X		X	X	X

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Experience,		Peter	Derrick	Dexter	Sherry	Ken	Stephen A.	Geoff
Expertise or Attribute	Greg Engel	Amirault	West	John	Porter	Manget	Smith	Machum
Accounting / Financial Literacy	X	X	X	X	X	X	X	X
Risk Management	X		X	X	X	X	X	X
Legal / Regulatory	X		X	X			X	X
Compensation / Human Resources / Talent Development	X	X	X	X	X		X	X
Corporate Governance	X	X	X	X	X	X	X	X
Investor Relations / PR	X		X	X	X		X

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Mandate

The mandate of the Board is set out in the Charter of the Board of Directors attached as Appendix D to this Circular.

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Meetings

The Board meets not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Company. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors takes place, which sessions are chaired by the Chair of the Board as the Chair of the Board, Peter Amirault, is independent.

In discharging its mandate, the Board and any committee of the Board have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Company) as the Board or any such committee determines to be necessary to permit it to carry out its duties.

The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinions to assist the members of the Board in their deliberations. Management attendees who are not Board members are excused for any agenda items which are reserved for discussion among directors only.

Position Descriptions

The Board has developed a position description for the Chair of the Board. The Board has not developed position descriptions for the Chair of each committee of the Board. However, the Board has developed a mandate for each of these committees, and the Chair of each committee is responsible for ensuring that each mandate is followed.

The Board has not developed a position description for the Chief Executive Officer. However, the role and responsibilities of the Chief Executive Officer are set out in the employment agreement of the Chief Executive Officer and are otherwise developed and defined with the assistance of the Board.

Code of Business Conduct and Ethics

The directors have adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees of the Company and its subsidiaries (collectively, “Organigram Personnel”). The objective of the Code is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company and its subsidiaries. The Code specifically addresses such matters as general conduct, conflicts of interest, and compliance with all laws, rules and regulations, among others. It does not cover every issue that may arise, but sets out basic principles to guide Organigram Personnel.

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The Company is committed to conducting its business in a lawful and ethical manner. The Code encourages Organigram Personnel to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and/or when in doubt about the best course of action in a particular situation. It is the policy of the Company and its subsidiaries not to allow retaliation for reports of misconduct by others made in good faith. Organigram Personnel who violate the standards in the Code will be subject to disciplinary action, up to and including termination of their employment or other relationship with the Company and its subsidiaries.

The CGNC Committee, alongside management, annually reviews compliance with the Code and reports to the Board on the subject. Any waiver of the Code for directors or officers may be made only by the directors of the Company (or a committee of the Board of the Company to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation. To date, no such waivers have been granted.

A copy of the Code is available on SEDAR at www.sedar.com.

In the event that a director of the Company has a material interest or other conflict of interest in respect of any matter requiring the approval of the Board of the Company, such director must declare his or her interest in the matter under consideration and abstain from voting on such matter.

The Board has adopted a whistleblower policy to provide a confidential complaint procedure so that employees can anonymously report concerns regarding compliance with the Code and applicable laws, as well as accounting or auditing matters. This procedure is designed to ensure that employee complaints are treated as confidential. The assessment, investigation and evaluation of complaints are conducted by or at the direction of the Audit Committee. Following the assessment, investigation and evaluation, the Chair of the Audit Committee reports recommended action to the CEO.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

When directorships become vacant, or it is anticipated that they will be vacated, the CGNC Committee is responsible for identifying and recommending suitable candidates to be directors of the Company.

In seeking suitable candidates to be directors, the CGNC Committee seeks individuals qualified (in the context of the needs of the Company and any formal criteria established by the Board) to become members of the Board for recommendation to the Board. Recommendations concerning director nominations are to be, foremost, based on merit, performance and experience. When new directors are considered for appointment to the Board, diversity is also to be taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present on the Board (see “Diversity” below).

Other Board Committees

The Board has the following committees: (a) the Audit Committee, (b) the CGNC Committee, and (c) the Investment Committee.

Audit Committee

The members of the Audit Committee and its Chair are appointed by the Board for the purpose of overseeing the Company’s financial controls and reporting and monitoring whether the Company complies with

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financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. The members of the Audit Committee are currently Derrick West (Chair), Sherry Porter, and Michel Bourque, all of whom are independent and financially literate. The Audit Committee will be reconstituted following the Meeting.

The responsibilities and duties of the Audit Committee are set out in the Audit Committee Charter, the text of which is set forth in Appendix A to the Company’s Annual Information Form for the year ended August 31, 2019.

The Audit Committee complies with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the Nasdaq Marketplace Rules.

CGNC Committee

The members of the CGNC Committee and its Chair are appointed by the Board on an annual basis (or until their successors are duly appointed) and the CGNC Committee is charged with reviewing, overseeing and evaluating the governance, compensation and nominating responsibilities of the Board.

The CGNC Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The members of the CGNC Committee are currently Michel Bourque (Chair), Sherry Porter, and Dexter John, all of whom are independent. Each member of the CGNC Committee continues to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill vacancies by election from among the directors. If and whenever a vacancy exists on the CGNC Committee, the remaining members may exercise all powers of the CGNC Committee so long as a quorum remains. The CGNC Committee will be reconstituted following the Meeting.

Investment Committee

The Investment Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NP 58-201. The purpose of the Investment Committee is to assist the Board in discharging the Board’s oversight responsibilities relating to proposed acquisitions, dispositions, major capital investments and financing arrangements. The members of the Investment Committee are currently Dexter John (Chair), Derrick West and Peter Amirault.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

Director Tenure

The Board believes that existing directors provide valuable perspective into the operations of the Company based on their experience and understanding of the Company’s history, policies and objectives. The Board does, however, recognize the benefit of new approaches and ideas that a new director may introduce.

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Accordingly, the Board has adopted the following terms, which are applicable to all directors who are not also executive officers of the Company, subject to being annually re-elected by shareholders:

(a)	a non-executive director shall not stand for re-election at the annual general meeting of shareholders following the latter of his or her 75th birthday and 15 years of Board tenure; and

(b)	the Board, with the approval of a majority of the incumbent directors, may extend the term of any such non-executive directors for up to a three-year period.

Board Interlocks

None of the directors of the Company are currently serving on boards of other reporting companies (or equivalent), except for Dexter John who is currently serving on the board of Prosper Gold Corp. In addition, Stephen A. Smith serves on the board of MAV Beauty Brands Inc. and Freshii Inc., and Geoffrey Machum serves on the board of Wildbrain Ltd.

As of the date hereof, the Board has not adopted a formal policy with respect thereto. However, the CGNC Committee actively monitors the number of public company memberships of the directors of the Company. The Board intends to consider interlocking memberships on a case-by-case basis and will consider recommendations from the CGNC Committee with respect thereto.

Diversity

The Company recognizes the importance of having diversity on its Board and in senior management. Diversity enriches discussions among the directors of the Board and members of senior management and better reflects the Company’s evolving relationships with its employees, shareholders and other stakeholders. In furtherance of this purpose, the CGNC Committee and the Board are guided by the following principles when identifying candidates to recommend for election or appointment to the Board or to fill a senior management position, respectively:

(a)

an intention that the Board and senior management be composed of individuals who possess extensive knowledge and competencies, diverse points of view, and relevant expertise, enabling each director and member of senior management to make an active, informed and positive contribution to the operation and oversight of the Company, the conduct of its business and its future development;

(b)

seeking a balance in terms of the knowledge and competencies of directors and members of senior management to help the Board and senior management, respectively, fulfil their responsibilities in all respects; and

(c)

considering diversity criteria by seeking directors and members of senior management who represent both genders, various ages, and geographic and ethnic diversity, as well as a broad range of business and educational experience, professional expertise, personal skills and perspectives.

Currently, the Company has one woman on the Board representing approximately 12.5% of its proposed eight members and one female senior executive officer representing approximately 16% of the Company’s executive officers. The Company has not adopted any specific targets, but will promote its objectives through the initiatives set out in this policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

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As part of the annual performance evaluation of the effectiveness of the Board, its committees and individual directors, the CGNC Committee will consider the balance of skills, experience, independence and knowledge of directors as well as diversity representation on the Board, including gender. Similarly, as part of its evaluation of the performance and effectiveness of senior management, the Board will consider the balance of skills, experience, independence and knowledge of members of senior management as well as diversity representation of senior management, including with regards to gender.

Nasdaq Corporate Governance

The Company complies with corporate governance requirements of the Nasdaq Stock Market LLC, as well as those of the TSX. As a foreign private issuer (as defined in Exchange Act Rule 3b-4), the Company is not required to comply with all of the corporate governance requirements of Nasdaq; however, the Company adopts best practices consistent with domestic Nasdaq listed companies when appropriate to its circumstances. The Company has reviewed the Nasdaq corporate governance requirements and confirms that the Company is in compliance with the Nasdaq corporate governance standards in all significant respects. The manner in which the Company’s corporate governance practice under applicable Canadian requirements differs from the Nasdaq corporate governance standards is described in the Company’s annual report on Form 40-F, filed with the United States Securities and Exchange Commission under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

For the purposes of this section, “Named Executive Officer” or “NEO” means each of the following individuals:

•	the Chief Executive Officer (“CEO”);

•	the Chief Financial Officer (“CFO”);

•

each of the three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation exceeds $150,000; and

•

any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the financial period ended August 31, 2019.

For the 2019 financial year, Greg Engel, Chief Executive Officer; Paolo De Luca, Chief Financial Officer; Tim Emberg, Senior Vice President of Sales and Commercial Operations; Jeff Purcell, Senior Vice President of Operational Services; Ray Gracewood, Senior Vice President, Marketing and Communications; and Michael Tripp, Chief Legal Officer (until April 1, 2019), are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

Overview and Philosophy

The Company’s process for determining executive compensation is based largely on broad discussion between management, the CGNC Committee and the Board at large, with input from compensation consultants, from time to time.

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The CGNC Committee members are active in the business community and have experience in the determination of compensation packages. Proposed compensation is evaluated by the CGNC Committee based on current requirements of management and in reference to external experience.

The CGNC Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The CGNC Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The CGNC Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Compensation Discussion and Analysis

Compensation Objectives

The Company, the CGNC Committee and management recognize the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The primary objective of the Company’s compensation program is to maximize the Company’s competitive advantage by attracting, motivating and retaining its most qualified employees. The Company also strives to ensure a strong link between compensation and performance in order to align the senior management team’s interests with the interests of shareholders. The compensation program is designed to reward meaningful results that support the Company’s strategic goals.

The Company’s policy is to provide target total compensation that is generally competitive with the median of a group of companies of a comparable size and industry when performance expectations are met. The compensation program is structured to provide compensation that is above the market median when results exceed the Company’s business objectives and below market median when results are not met. The Company believes that this approach will align the financial interests of the executive officers with the financial interests of shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its 2017 Equity Incentive Plan and 2011 Stock Option Plan, which, subject to shareholder approval at the Meeting, will be replaced with the 2020 Equity Incentive Plan. Recommendations for senior management compensation are presented to the Board for review by the CGNC Committee.

Independent Compensation Consultants

The CGNC Committee’s charter grants the committee the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the CGNC Committee at the cost of the Company without obtaining the Board’s approval, based on its sole judgment and discretion. In fiscal 2019, Hugessen Consulting (“Hugessen”), Accompass Corp. (“Accompass”) and Bromelin Inc. (“Bromelin”) provided compensation consulting services to the CGNC Committee. Hugessen provided advice and made recommendations with respect to the Company’s director and executive compensation arrangements, Accompass provided executive compensation consultation, and Bromelin provided consulting services with respect to CEO compensation. The CGNC Committee reviewed the information and advice provided by these consultants in making its director and executive compensation decisions and recommendations to the Board. In fiscal 2019 and fiscal 2018, the fees paid to compensation consultants were as follows:

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Compensation Consultant	Date Originally Retained	Fiscal Year	Compensation- Related Fees	Other Fees
Hugessen	May 2018	2019	$35,066	Nil
		2018	$33,335	Nil
Accompass	June 2019	2019	$13,560	Nil
		2018	Nil	Nil
Bromelin	July 2018	2019	$40,824	Nil
		2018	$10,350	Nil

Compensation Policies and Risk Management

The Board considers the implications of the risks associated with the Company’s compensation policies and practices when determining rewards for its officers. The Board reviews at least once annually the risks, if any, associated with the Company’s compensation policies and practices at such time. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company’s insider trading policy restricts: (a) all members of the Board, officers and senior management of the Company and its subsidiaries; (b) all employees of the Company and its subsidiaries; and (c) their respective associates (including immediate family members who reside in the same home as that person) from engaging in (i) short sales of securities of the Company, (ii) buying or selling put or call options on securities of the Company, or (iii) entering into other derivative contracts or hedging transactions with respect to securities of the Company. In addition, the 2020 Equity Incentive Plan contains restrictions on the purchase by participants of financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Share Ownership Policy

The Board has adopted of a minimum share ownership guideline for all directors and, certain executive officers of the Company. The purpose is to create alignment between directors, officers, and shareholders interest. Pursuant to the Policy, the CEO is encouraged to hold an equity ownership interest with a total value equal to at least three times his annual base salary; each of the Chief Financial Officer and other NEOs are encouraged to hold an equity ownership interest with a total value equal to at least two times their annual base salary; each member of senior management holding a Senior Vice President title is encouraged to hold an equity ownership interest with a total value equal to at least their annual base salary and each director is encouraged to hold an equity ownership interest with a total value equal to at least three times their annual cash retainer; in each case within the later of five years of (a) the date of the policy or (b) the date of becoming a member of senior management or director, as applicable. For purposes of these guidelines, share ownership includes any (a) Common Shares owned, directly or indirectly, by the director or employee or his or her immediate family members or held by such person or his or her immediate family members as part of a tax or estate plan, and (b) RSUs issued and vested pursuant to the Company’s equity incentive plan. For purposes of determining compliance with the policy, the “value” of Common Shares held will be calculated using the higher of the (a) cost base or (b) current market price. Senior management and the directors are encouraged to comply with the ownership guidelines as soon as reasonably feasible barring any blackout period or other trading restriction.

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Benchmarking

In 2019, the CGNC Committee, with the assistance of an external compensation consultant, compared the Company’s CEO and CFO and certain NEO compensation levels to those of a peer group to evaluate their competitiveness. The compensation peer group is intended to provide a balanced and objective view of broader compensation practices within the Company’s competitive market. The 2019 primary peer group was determined to be as follows:

Company	Sector	Headquarters

Green Thumb Industries Inc.	Pharmaceuticals	Chicago, IL, USA

Harvest Health & Recreation Inc.	Pharmaceuticals	Tempe, AZ, USA

Aphria Inc.	Pharmaceuticals	Leamington, ON, Canada

Aritzia Inc.	Apparel, Accessories and Luxury Goods	Vancouver, BC, Canada

HEXO Corp.	Pharmaceuticals	Ottawa, ON, Canada

Trulieve Cannabis Corp.	Pharmaceuticals	Quincy, FL, USA

MTY Food Group Inc.	Restaurants	St-Laurent, QC, Canada

Lassonde Industries Inc.	Packaged Foods and Meats	Rougemont, QC, Canada

Sundial Growers Inc.	Pharmaceuticals	Calgary, AB, Canada

The Green Organic Dutchman Holdings Ltd.	Pharmaceuticals	Mississauga, ON, Canada

CannTrust Holdings Inc.	Pharmaceuticals	Vaughan, ON, Canada

iAnthus Capital Holdings, Inc.	Pharmaceuticals	New York, NY, USA

MediPharm Labs Corp.	Pharmaceuticals	Barrie, ON, Canada

Andrew Peller Limited	Distillers and Vintners	Grimsby, ON, Canada

TerrAscend Corp.	Pharmaceuticals	Mississauga, ON, Canada

The Supreme Cannabis Company, Inc.	Pharmaceuticals	Toronto, ON, Canada

The Company’s goal is to generally set the target total direct compensation at or around the median of the peer group while allowing variable compensation to pay out above median when targets are exceeded. Compensation for any given executive may be set above or below the median to reflect the strategic importance of the executive’s role as well as individual performance and potential. Although market data is used to inform compensation decisions, the Company ultimately relies on its own experience, information and deliberations to determine individual compensation arrangements. The CGNC Committee intends to review the compensation peer group annually to ensure the group is appropriate for compensation planning.

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Principal Elements of Compensation

The Company’s executive compensation program includes three principal elements: (a) base salary; (b) short-term incentive bonuses; and (c) long-term incentives, which consist of equity awards (time-based and performance-based) granted under the Company’s equity incentive plans, subject to each as described in further detail below:

Compensation Element	How it is Paid	Purpose and What it is Designed to Reward	Key Features

Base Salary	Cash	Attraction and retention	• Reflects an individual’s level of responsibility and authority

• Not at risk

• Individual salary recommendations based on reference group data and individual contribution and performance

• Performance period: one year

Short Term Incentive Plan (“STIP”)	Cash/Equity	Pay for performance Attraction, retention, motivation	• Each participant has a target annual bonus calculated as percentage of salary. Payouts determined based on the achievement of corporate and individual performance

Long Term Incentive Plan (“LTIP”)	Equity	Alignment with shareholder interest, pay for performance, attraction, retention, motivation	• RSUs and PSUs: vesting conditions as determined by the Board

• Options: no value to recipient unless shareholder value created from time of grant

• Performance period: up to 10 years

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Compensation Decisions for 2018 and 2019

Base Salaries

In determining the base salary of an executive officer, the Board considers the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the same industry as well as other industries which are similar in size as the Company;

(c)	the experience level of the executive officer;

(d)	the amount of time and commitment which the executive officer devotes to the Company; and

(e)	the executive officer’s overall performance and performance in relation to the achievement of corporate milestones and objectives.

STIP

The Company’s STIP aims to enhance the link between pay and performance by:

•	Aligning the financial interests and motivations of the Company’s senior executives and employees with the annual financial performance and returns of the Company;

•	Motivating senior executives and employees to work towards common annual performance objectives; and

•	Providing total cash compensation that is at or higher than the median of the reference group in cases where superior financial performance and returns in excess of target objectives are attained.

LTIP

In fiscal 2019, the Company issued RSUs that are subject to time-based vesting criteria consistent with past practice.

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Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the previous three completed financial years:

					Non-equity incentive plan compensation ($)
Names and Principal Position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Annual incentive plan(3) ($)	Long- term incentive plan ($)	Pension Value ($)	All other compensation(4) ($)		Total Compensation ($)
Greg Engel,(5) Chief Executive Officer	2019	299,039	537,501	128,005	92,136	—	—	17,962		1,074,640
	2018	250,957	301,374	0	75,626	—	—	12,577		640,534
	2017	145,515	0	1,652,883	26,314	—	—	5,500		1,830,212
Paolo De Luca,(6) Chief Financial Officer	2019	246,918	385,852	128,005	67,000	—	—	24,932		852,707
	2018	165,774	138,634	461,595	60,375	—	—	27,531		853,909
	2017	—	—	—	—	—	—	—		—
Tim Emberg, SVP, Sales and Commercial Operations	2019	206,662	180,833	64,003	100,000	—	—	12,000		563,497
	2018	173,254	58,012	505,133	100,100	—	—	12,000		848,498
	2017	—	—	—	—	—	—	—		—
Jeffrey Purcell, SVP, Operational Services	2019	189,848	175,812	64,003	40,000	—	—	23,290		492,952
	2018	172,733	51,876	446,815	47,610	—	—	12,265		731,299
	2017	38,475	—	—	9,669	—	—	15,000		63,144
Ray Gracewood, SVP, Marketing & Communications	2019	184,240	173,242	64,003	50,000	—	—	15,672		487,157
	2018	160,868	48,371	139,219	48,872	—	—	12,123		409,453
	2017	150,108	—	—	15,000	—	—	12,000		177,108
Mike Tripp,(7) Chief Legal Officer	2019	116,910	298,523	128,005	—	—	—	271,524	(8)	814,962
	2018	180,370	54,249	87,037	48,604	—	—	8,238		378,498
	2017	87,940	—	79,638	8,250	—	—	—		175,828

Notes:

(1)	2019: Represents RSUs granted at $4.75 in December 2018 as described in other tables.
(2)

These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended August 31, 2019 and 2018, consistent with the values used in the Company’s financial statements.

(3)	Cash bonus accrued at year end and paid subsequent to year end.
(4)	Includes perquisite of a car allowance, employer’s contribution under the Company’s deferred profit sharing plan, signing bonus and parking allowance, which perquisites vary by NEO.
(5)	Greg Engel was appointed CEO on March 13, 2017.
(6)	Paolo De Luca was appointed CFO on December 19, 2017.
(7)	Mike Tripp’s employment with the Company ceased on April 1, 2019. Mike Tripp was entitled to receive a 12-month severance payment upon his departure from the Company effective April 1, 2019.
(8)	Includes severance, perquisite of a car allowance and employer’s contribution under the Company’s deferred profit sharing plan.

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Performance Graph

The following graph compares the Company’s performance since inception and ending on August 31, 2019 (with all dividends and distributions reinvested) to the S&P/TSX Composite Index, each starting with an investment of C$100:

Equity Incentive Plans

As of the Record Date, there are 10,713,040 awards outstanding under the Company’s equity incentive plans, each of which could be exercised or settled for one Common Share, which represents 6.5% of the Company’s issued and outstanding Common Shares as at the date of this Circular. Of these, 1,202,919 awards are governed by the terms of the 2017 Equity Incentive Plan and 9,510,121 awards are governed by the terms of the 2011 Stock Option Plan.

As a result, there remains an aggregate of 5,646,104 Common Shares (plus any awards forfeited or cancelled) available for issuance under the 2017 Equity Incentive Plan and 2011 Stock Option Plan, representing approximately 3.5% of the Company’s issued and outstanding Common Shares as at the Record Date. If the 2020 Equity Incentive Plan is approved, all future awards will be governed by the 2020 Equity Incentive Plan and no future awards will be governed by the terms of the 2017 Equity Incentive Plan or 2011 Stock Option Plan.

2020 Equity Incentive Plan

Please see “Business of the Meeting – Approval of the 2020 Equity Incentive Plan” for a description of the 2020 Equity Incentive Plan. Provided that the 2020 Equity Incentive Plan is approved by the Shareholders at the Meeting, all future grants of equity-based awards will be made pursuant to, or as otherwise permitted by, the 2020 Equity Incentive Plan, and no further equity-based awards will be made pursuant to the 2017 Equity Incentive Plan or the 2011 Stock Option Plan as of the date of the Meeting. The 2017 Equity Incentive Plan and the 2011 Stock Option Plan will remain in effect only in respect of outstanding equity-based awards.

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2017 Equity Incentive Plan

Overview

On November 7, 2017, the Board approved the 2017 Equity Incentive Plan of the Company pursuant to which the Company is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Company and/or its affiliates (“Participants”) are eligible to receive RSUs or PSUs, under the 2017 Equity Incentive Plan.

The purpose of the 2017 Equity Incentive Plan is to assist with the recruitment of and retention of high-caliber directors, executives, employees and consultants to serve the Company and to permit the Company to preserve its cash-flow to better align the interests of the Participants with the long-term interests of the Shareholders.

The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Company to offer lower base salaries thereby lowering its fixed cash compensation costs.

Under the 2017 Equity Incentive Plan, a maximum of 2,500,000 Common Shares are reserved for issuance from treasury (the “Reserved Shares”). Notwithstanding the foregoing, the number of Reserved Shares reserved for issuance pursuant to both RSUs and PSUs shall not (under all of the Company’s security-based compensation arrangements) equal more than 10% of the number of Common Shares then issued and outstanding.

The aggregate number of Shares issuable from treasury to any one Participant under the Plan and all other security-based compensation arrangements of the Company shall not exceed 5% of issued and outstanding Common Shares.

The aggregate number of Common Shares issuable to insiders, at any time, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares; and the aggregate number of Common Shares issued to insiders within any one-year period, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares. Further, the aggregate number of Common Shares that may be issuable to any one insider or Eligible Consultant (as defined in the 2017 Equity Incentive Plan) of the Company or any of its subsidiaries pursuant to PSUs in any 12-month period must not exceed 2% of issued and outstanding Common Shares.

The aggregate number of Common Shares issuable to directors who are not employees or officers shall be limited to 1% of the Company’s issued and outstanding Common Shares.

The interest of any Participant under the 2017 Equity Incentive Plan or in any PSU or RSU shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s children or the Participant’s grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary (as defined in the 2017 Equity Incentive Plan).

While the 2017 Equity Incentive Plan does not stipulate a specific term for RSUs or PSUS granted thereunder, awards may not expire beyond the date which is two years after the Participant’s Termination Date (as defined in the 2017 Equity Incentive Plan), except where shareholder approval is received, as

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outlined below. All awards must vest and settle in accordance with the provisions of the 2017 Equity Incentive Plan and any applicable grant agreement.

Subject to certain exceptions included in the 2017 Equity Incentive Plan, the occurrence of a Change of Control (as such term is defined in the Incentive Plan) will not result in the vesting of unvested RSUs or PSUs nor the lapse of any period of restriction pertaining to any Restricted Stock or RSUs (“Unvested Units”). Subsequent to the last fiscal year, in October 2019, the Board amended the 2017 Equity Incentive Plan in accordance with the amendment procedures of the 2017 Equity Incentive Plan such that in the event that: (a) a Change of Control (as defined in the 2017 Equity Incentive Plan) occurs and; (b) within 12 months of the date of the Change of Control, (i) the employment of the Participant is terminated without Cause (as defined in the 2017 Equity Incentive Plan), or (ii) the employment of the Participant by the Company does not continue at the level of responsibility or level of compensation at least commensurate with the Participant’s level or responsibility or compensation immediately prior to the Change of Control, and the Participant provides written notice to the Company within such 12 month period to treat the Participant’s employment as being terminated as a result of either such reduction with the Participant’s termination being effective as at the date of the said written notice, then at the time that the termination of the Participant is effective all of the unvested RSUs and the PSUs then held by the Participant shall automatically and irrevocably become vested in full.

The Board may, without notice, at any time and from time to time, amend the 2017 Equity Incentive Plan or any provisions thereof in such manner as the Board, in its sole discretion and without shareholder approval. Notwithstanding the foregoing, the following amendments to the 2017 Equity Incentive Plan require the approval of shareholders of the Company: (a) an increase in the maximum number of Common Shares issuable pursuant to the 2017 Equity Incentive Plan; (b) an extension of the expiry date for PSUs or RSUs granted to insiders; (c) the addition of additional categories of Participants; or (d) any amendment to the terms governing the amendment, suspension or termination of the 2017 Equity Incentive Plan. Further, if an amendment adversely affects the right under any previously granted PSU and/or RSU, such amendment shall not be effective on such previously granted PSU and/ or RSU without the consent of each affected Participant.

Termination of Employment or Services

The following table describes the impact of certain events upon the Participants under the 2017 Equity Incentive Plan, including termination for cause, resignation, death, disability, termination without cause, or retirement:

Event	Provisions

Termination for Cause/Resignation/ Death/Disability	• Any unvested PSUs or RSUs, as applicable, shall terminate and be forfeited.

Termination without Cause

•  At the Company’s discretion, all or a portion of such Participant’s PSUs or RSUs, where applicable, may be made fully vested, or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion.

Retirement

•  All outstanding PSUs or RSUs held by such Participant that are not vested shall immediately and automatically terminate, other than those PSUs or RSUs which would have become vested within the one year period following the Participant’s Termination Date (as defined in the 2017 Equity Incentive

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Event	Provisions
Plan), which shall for this purpose continue to vest (and be paid out) in accordance with the 2017 Equity Incentive Plan.

The 2017 Equity Incentive Plan does not replace the Company’s 2011 Stock Option Plan. Rather, the two work in combination.

2011 Stock Option Plan

The Company adopted the 2011 Stock Option Plan on August 2, 2011. The 2011 Stock Option Plan was established to provide an incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2011 Stock Option Plan is administered by the Board and provides that Options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The 2011 Stock Option Plan also provides that the number of Common Shares issuable under the 2011 Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, including the 2017 Equity Incentive Plan, may not exceed 10% of the total number of issued and outstanding Common Shares. Pursuant to the 2011 Stock Option Plan all Options expire on a date not later than 10 years after the date of grant of an Option. The 2011 Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)

Persons who are Service Providers (as defined in the 2011 Stock Option Plan) to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of Options under the 2011 Stock Option Plan;

(b)	Options granted under the 2011 Stock Option Plan are non-assignable, and non-transferable for a period of up to 10 years;

(c)

For Options granted to Service Providers, the Company must ensure that the proposed Optionee (as defined in the 2011 Stock Option Plan) is a bona fide Service Provider of the Company or its affiliates;

(d)

An Option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)	The 2011 Stock Option Plan does not contain restrictions on insider participation.

(f)

If an Optionee dies, any vested Option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

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(g)

In the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(h)	The exercise price of each Option will be set by the Board on the effective date of the Option and will not be less than the Discounted Market Price (as defined in the 2011 Stock Option Plan);

(i)

Vesting of Options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period;

(j)

In the event of a Change of Control (as defined in the 2011 Stock Option Plan) occurring, Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to the approval of the TSX-V (or the NEX, as the case may be) for vesting requirements imposed by the TSX; and

(k)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Stock Option Plan with respect to all Stock Option Plan shares in respect of Options which have not yet been granted under the 2011 Stock Option Plan.

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Securities Authorized for Issuance under the Equity Compensation Plans

The following sets forth details of the Company’s compensation plan as at the financial year end of August 31, 2019:

Plan Category	Number of securities to be issued upon exercise of outstanding Options and RSUs	Weighted-average exercise price of outstanding Options and RSUs	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	9,675,556	3.86	5,944,078
Equity compensation plans not approved by securityholders	NIL	NIL	NIL

Total	9,675,556	3.86	5,944,078

The following table provides information regarding the number of securities awarded as incentive plan awards as of August 31, 2019.

	Number	Percentage of Shares Outstanding (%)
Shares issued from treasury pursuant to exercise of Options or settlement of RSUs	2,350,337	1.5
Options and RSUs granted and outstanding	9,675,556	6.2
Options and RSUs available for future grants(1)	5,944,079	3.8

Total number of Common Shares reserved for issue	15,619,635	10

Notes:

(1)	Assumes all Options and RSUs available for future grants are to be settled for Common Shares issued from treasury. No PSUs had been granted as of August 31, 2019.

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Burn Rate under the 2011 Stock Option Plan and 2017 Equity Incentive Plan

The following table shows the number of Options and RSUs granted as a percentage of average shares outstanding (the “burn rate”) for the past three fiscal years since the 2017 Equity Incentive Plan and 2011 Stock Option Plan were adopted:

	2017	2018	2019
Grants under the 2011 Stock Option Plan	3,918,100	2,056,648	3,589,500
Grants under the 2017 Equity Incentive Plan	—	145,200	879,635
Burn rate(1)	4.03%	1.83%	3.17%

Notes:

(1)

The burn rate for the year is calculated as the number of Options and RSUs issued in a year, including any dividend equivalents awards issued, divided by the weighted average number of Common Shares outstanding for such year. No PSUs were granted during the periods shown in the tables above.

Incentive Plan Awards

Outstanding Option- and Share-Based Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of August 31, 2019.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Greg Engel	1,500,000	2.36	March 14, 2027	4,890,000	97,956	550,513	342,449
	50,000	4.75	December 17, 2028	43,500
Paolo De Luca	300,000	3.65	December 21, 2027	591,000	60,020	337,313	237,439
	50,000	4.75	December 17, 2028	43,500
Tim Emberg	300,000	3.15	December 22, 2027	741,000	27,155	152,611	110,815
	25,000	4.75	December 17, 2028	21,750
Jeffrey Purcell	150,000	3.70	December 19, 2027	288,000	25,823	145,125	107,129

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	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
	100,000	3.15	December 22, 2027	247,000
	25,000	4.75	December 17, 2028	21,750
Ray Gracewood	50,000	1.25	June 28, 2026	218,500	25,104	141,084	105,139
	75,000	3.70	December 19, 2027	144,000
	25,000	4.75	December 17, 2028	21,750
Mike Tripp(3)	Nil	N/A	N/A	N/A	39,122	219,865	15,270

Notes:

(1)	The value is the difference between the closing price of the Company’s Common Shares on the TSX of $5.62 on August 30, 2019 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $5.62 on August 30, 2019.
(3)	Mike Tripp departed the Company in April 2019. In connection with that departure, his option-based awards had their vesting terms accelerated.

Incentive Plan Awards Vested or Earned in 2019

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended August 31, 2019.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year(3) ($)
Greg Engel	2,032,084	342,449	92,136
Paolo De Luca	218,750	237,439	67,000
Tim Emberg	257,875	110,815	100,000
Jeffrey Purcell	185,370	107,128	40,000
Ray Gracewood	78,805	105,139	50,000
Mike Tripp	43,500	15,270	Nil

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Notes:

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $5.62 on August 30, 2019 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $5,62 on August 30, 2019.
(3)	Represents the annual cash bonus earned in respect of 2019.

Group Retirement Programs

The Company offers two group retirement programs through Manulife Financial. The first is a retirement savings plan (RRSP) plan, pursuant to which full-time employees (including NEOs) who have been employed for six months or longer (“Eligible Employees”) contribute 2% of their earnings into the plan. The second is a deferred profit sharing plan (DPSP), pursuant to which the Company contributes 2% of the applicable Eligible Employee earnings into the plan. Withdrawal of funds is not permitted unless there are additional employee voluntary contributions.

Benefits and Perquisites

The Company does not, as of the date of this Circular, offer any material benefits or perquisites to its NEOs other than potential grants of Options, RSUs, DSUs and PSUs as otherwise disclosed and discussed herein.

Termination and Change of Control Benefits

The Company has employments contracts with its NEOs that provide for, among other things, the payment of severance in connection with certain termination events. The following are brief descriptions of certain relevant provisions of the employment contracts with those NEOs that continue to be employees of the Company as at the date of this Circular.

Greg Engel

Mr. Engel’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. Engel is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Paolo De Luca

Mr. De Luca’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. De Luca is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Tim Emberg

Mr. Emberg’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. Emberg is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Ray Gracewood

Mr. Gracewood’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. Gracewood is entitled to receive payments equal to a pro rata

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share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

The following table provides details regarding the estimated incremental payments that the Company would have had to make to each of the above noted NEO, assuming that such executive’s employment agreement was terminated by the Company without cause on August 31, 2019:

NEO	Incremental Payment for Termination Without Cause(1), (2), (3) ($)	Incremental Payment for Termination Without Cause Following a Change of Control(1), (2), (3) ($)
Greg Engel	480,000	480,000
Paolo De Luca	321,425	321,425
Tim Emberg	289,713	289,713
Ray Gracewood	379,275	379,275

Notes:

(1)	Amounts do not include the value associated with the acceleration of vesting of outstanding awards.
(2)	Amounts include a pro rata bonus payment owed under each NEO’s employment agreement, if applicable, assuming a non-discretionary bonus at applicable base salary target.
(3)	Amounts assume that all reimbursements have been paid and no benefits have accrued.

DIRECTOR COMPENSATION

Overview and Philosophy

The Company’s director compensation practices are overseen by the CGNC Committee, as well as by the Board as a whole. The CGNC Committee also relies on third party advisors to assist it in determining its director compensation practices.

The compensation of directors is designed to attract and retain qualified individuals to serve on the Board, align the interests of the directors with the interests of the Company’s shareholders, and provide competitive compensation in line with the risks and responsibilities inherent in the role of director.

Elements of 2019 Director Compensation

In 2019, the Company’s directors received an annual cash retainer of $36,000 and an annual equity retainer (paid out in the form of restricted share units) of $48,000 for their services as directors of the Board and as members of one committee of the Board. The Chair of the Board received an annual cash retainer of $72,000 and an annual equity retainer (paid out in the form of restricted share units) of $60,000. In addition, each director receives $12,000 as an annual retainer for service as chair of a committee and $6,000 as an annual retainer for service as a member of additional Board committees. Directors receive an overnight travel premium of $750.

For the fiscal year 2020, in addition to discontinuing per diem payments for travel, the Board has approved compensation amounts as follows to be paid 50% in cash and 50% in equity:

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Chair of the Board (with no additional amounts payable for committee service)	$190,000
General Board Member	$112,000
Audit Committee Chair	$15,000
Governance, Compensation and Nominating Committee Chair	$12,000
Investment Committee Chair	$12,000
General Committee Member	$6,000

The Board, with assistance from the CGNC Committee, reviews the Company’s approach to director compensation. The CGNC Committee considers many factors, including whether compensation fairly reflects the responsibilities and risks involved. The review of the Company’s director compensation includes benchmarking against other cannabis and consumer goods companies in Canada. Annual retainers have been intended to provide an appropriate level of fixed compensation that will assist in director retention and recruitment.

Currently, the directors do not benefit from pension plan participation. Perquisites and personal benefits (other than per diem for travel related to Company business in the amount of $750 per day, which will not be paid in fiscal 2020) are not available to the directors. The CGNC Committee believes that it has established an appropriate comparator group for purposes of setting the future compensation of the directors.

Director Summary Compensation Table

The following table sets forth the value of all compensation provided to the directors of the Company for the financial year ended August 31, 2019:

Name	Fees earned ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(3) ($)	Total ($)
Michel Bourque	54,000	285,499	128,005	—	—	5,250	472,754
Derrick West	54,000	285,499	128,005	—	—	1,500	469,044
Peter Amirault	74,050	297,502	128,050	—	—	3,000	502,557
Sherry Porter	33,935	47,999	194,271	—	—	4,500	280,705
Dexter John	38,177	47,999	194,271	—	—	3,000	283,447
Dr. Kenneth Mitton(4)	22,975	285,499	128,005	—	—	3,000	439,479

Notes:

(1)	Based on the closing price of the Common Shares on the TSX or other applicable exchange on the date prior to the applicable grant.
(2)	Options were valued using Black Scholes stock option valuation method at the time of grant.

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(3)	Board members received a per diem of $750 per day in cases where they travelled out their area for a Board meeting.
(4)

Dr. Kenneth Mitton resigned from the Board effective April 2, 2020. Effective upon his resignation: (a) the vesting of the 37,563 RSUs held by Dr. Mitton was accelerated, (b) Dr. Mitton’s vested options were exercisable for 90 days following his departure, and (c) his unvested options terminated in accordance with their terms.

Incentive Plan Awards

Outstanding Option and Share-Based Awards

The following table provides information regarding the option- and share-based awards for each Director outstanding as of August 31, 2019. This includes awards granted prior to the year ended August 31, 2019.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Michel Bourque	35,000	0.67	January 28, 2025	173,250	35,651	200,359	169,988
	17,500	1.42	September 1, 2026	73,500
	27,593	2.59	September 21, 2027	83,607
	50,000	4.75	December 17, 2028	43,500
Derrick West	40,000	3.70	December 22, 2027	76,800	35,651	200,359	169,988
	50,000	4.75	December 17, 2028	43,500
Peter Amirault	40,000	1.25	June 28, 2026	174,800	37,650	211,593	175,524
	15,000	1.42	September 1, 2026	63,000
	39,312	2.59	September 21, 2027	119,115
	50,000	4.75	December 17, 2028	43,500
Sherry Porter	80,000	4.75	December 17, 2028	69,600	6,770	38,047	18,743
Dexter John	80,000	4.75	December 17, 2028	69,600	6,770	38,047	—
Dr. Kenneth Mitton(3)	—	—	—	—	—	—	—

(55)

Notes:

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $5.62 on August 30, 2019 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $5.62 on August 30, 2019.
(3)

Dr. Kenneth Mitton resigned from the Board effective April 2, 2019. Effective upon his resignation: (a) the vesting of the 37,563 RSUs held by Dr. Mitton was accelerated, (b) Dr. Mitton’s vested options were exercisable for 90 days following his departure, and (c) his unvested options terminated in accordance with their terms.

Incentive Plan Awards Vested or Earned in 2019

The following table provides information regarding the value vested or earned on incentive plan awards for directors for the financial year ended August 31, 2019.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Michel Bourque	84,966	169,988	—
Derrick West	47,349	169,988	—
Peter Amirault	90,429	175,524	—
Sherry Porter	—	18,743	—
Dexter John	—	18,743	—
Dr. Kenneth Mitton(2)	98,639	337,790	—

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $5.62 on August 30, 2019 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $5.62 on August 30, 2019.
(3)

Dr. Kenneth Mitton resigned from the Board effective April 2, 2020. Effective upon his resignation: (a) the vesting of the 37,563 RSUs held by Dr. Mitton was accelerated, (b) Dr. Mitton’s vested options were exercisable for 90 days following his departure, and (c) his unvested options terminated in accordance with their terms.

Share Ownership Policy

Please see “Share Ownership Policy” under Compensation of Executive Officers.

Directors’ and Officers’ Liability Insurance1

The Company has directors’ and officers’ liability insurance. An aggregate annual premium of CAD$3,477,757 (USD$2,662,500) was paid by the Company for directors’ and officers’ liability insurance for the year ended August 31, 2019. No part of this premium was paid by the directors or officers of the Company. The aggregate insurance coverage under the policy is limited to CAD$19,593,000 (USD$15,000,000) per claim and CAD$19,593,000 (USD$15,000,000) per policy year, plus additional coverage of CAD$6,531,000 (USD$5,000,000) per claim and CAD$6,531,000 (USD$5,000,000) per

[1]	U.S. dollars converted into Canadian dollars based on the daily average rate of exchange posted by the Bank of Canada on January 17, 2020, being USD$1.00 equals CAD$1.3062.

(56)

policy year for certain claims. A deductible is not payable by any director or officer making a claim under the policy. The Company is required to reimburse the insurer for up to CAD$6,531,000 (USD$5,000,000) per claim paid by the insurer. This insurance coverage is in addition to the Company’s general third party liability risk insurance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At the date of this Circular, there are no directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company that are indebted to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Circular briefly describes and, where practicable, states the approximate amount of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year ending August 31, 2019, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR at www.sedar.com and filed or furnished on EDGAR at www.sec.gov upon request from the Company at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3 telephone number: (844) 644-4726 or fax number (506) 384-4266. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to shareholders have been approved by the Board.

DATED at Toronto, Ontario, January 23, 2020.

BY ORDER OF THE BOARD

(signed) “Greg Engel”

Greg Engel

Chief Executive Officer

(57)

APPENDIX A

ARTICLES OF AMENDMENT

(See attached.)

Canada Business Corporations Act (CBCA)

FORM 4

ARTICLES OF AMENDMENT

(Sections 27 or 177)

1 - Current corporate name

Organigram Holdings Inc.

2 - Corporation number

969981 - 3

3 - The articles are amended as follows (note that more than one section can be filled out)

A:	The corporation changes its name to:

B:	The corporation changes the province or territory in Canada where the registered office is situated to:

To complete the change, a Form 3 - Change of Registered Office Address must accompany the Articles of Amendment.

C:	The corporation changes the minimum and/or maximum number of directors to: (for a fixed number of directors, indicate the same number in both boxes).

Minimum number 3	Maximum number 15

D:

Other changes: (for example, to the classes of shares, to the restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

See attached pages 1A up to and including 1C.

4 - Declaration

I hereby certify that I am a director or an authorized officer of the corporation.

Signature:

Print name:	Telephone number:

Note:

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3069E (2016/11) Page 1 of 2

1A

The articles of Organigram Holdings Inc. (the “Corporation”) be amended as follows:

(a)	To confirm that the authorized capital of the Corporation shall consist of:

(i)	an unlimited number of Common shares; and

(ii)	an unlimited number of Preferred shares.

(b)

To delete Schedule 1 to the Articles of Continuance in its entirety and to add the rights, privileges, restrictions and conditions attached to the Common shares and to restate the rights, privileges, restrictions and conditions attached to the Preferred shares specified below.

(c)	To change the number of directors from a minimum of three (3) and a maximum of ten (10) to a minimum of three (3) and a maximum of fifteen (15).

(d)	To remove all provisions in Schedule 4 to the Articles of Continuance pertaining to Other Provisions in their entirety and replace with the following:

“(a) The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.”

A.	Common Shares

1.	Voting

The holders of the Common shares shall be entitled to one vote for each Common share held at all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

2.	Dividends

Subject to the prior rights of the holders of any shares ranking senior to the Common shares with respect to priority in the payment of dividends, the holders of the Common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, if, as and when declared by the directors out of the monies, property or assets of the Corporation properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the directors may declare on the Common shares shall be declared and paid in equal amounts per share on all Common shares at the time outstanding.

3.	Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the

1B

purpose of winding up its affairs, subject to the prior rights of any shares ranking senior to the Common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common shares shall be entitled to receive the remaining property and assets of the Corporation.

B.	Preferred Shares

The Preferred shares may include one or more series of shares, and, subject to the Act, the directors may, by resolution,

(a) Determine the maximum number of shares of any of those series of shares that the Corporation is authorized to issue, determine that there is no maximum number or, if none of the shares of that series is issued, alter any determination so made, and authorize the alteration of the notice of articles accordingly;

(b) Alter the articles, and authorize the alteration of the notice of articles, to create an identifying name by which the shares of any of those series of shares may be identified or, if none of the shares of that series is issued, to alter any such identifying name so created;

(c) Alter the articles, and authorize the alteration of the notice of articles accordingly, to attach special rights or restrictions to the shares of any of those series of shares, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places, and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Corporation and voting rights and restrictions but no special right or restriction so created, defined or attached shall contravene the provisions of §11.2 of this Article, or, if none of the shares of that series is issued, to alter any such special rights or restrictions.

Holders of Preferred shares shall be entitled, on the distribution of assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or on any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, to receive, before any distribution shall be made to holders of Common shares or any other shares of the Corporation ranking junior to the Preferred shares with respect to repayment of capital on any such event, the amount required to be paid in accordance with the special rights and restrictions attached to the series of shares held by them, together with the fixed premium (if any) thereon, an amount equal to all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day bases up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to holders of Preferred shares of the amounts so payable to them, they shall not, as

1C

such, be entitled to share in any further distribution of the property or assets of the Corporation except as specifically provided in the special rights and restrictions attached to any particular series.

Holders of Preferred shares shall only be entitled, as such, to receive notice of, and/or to attend and/or vote at, any general meeting of shareholders of the Corporation only as provided in the special rights and restrictions attached to any particular series.

APPENDIX B

BLACKLINE OF BY-LAWS

(See attached.)

AMENDED AND RESTATED BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT

OF THE BUSINESS AND AFFAIRS OF

ORGANIGRAM HOLDINGS INC.

A CORPORATION SUBJECT TO THE

CANADA BUSINESS CORPORATIONS ACT

ORGANIGRAM HOLDINGS INC.

PART 1 INTERPRETATION	1
~~Definitions~~	~~1~~
~~Interpretation~~	~~4~~
~~Headings~~	~~4~~

PART 2 BUSINESS OF THE CORPORATION	~~4~~2
~~Corporate Seal~~	~~4~~
~~Reproduction of Seal~~	~~4~~
~~Affixation of Seal~~	~~5~~
~~Execution of Documents~~	~~5~~
~~Reproduced Signatures~~	~~5~~
~~Fiscal Period~~	~~5~~6
~~Voting Rights in Other Bodies Corporate~~	~~5~~6

PART 3 ~~BORROWING AND SECURITY~~	~~5~~6
~~Delegation of Borrowing Authority~~	~~6~~

~~PART 4 DIRECTORS 6~~ DIRECTORS	6
~~Calling of Meetings~~	~~6~~
~~Notice of Meeting~~	~~6~~6
~~Quorum~~	~~6~~7
~~Chairperson of Meeting~~	~~6~~7
~~Voting~~	~~7~~8
~~Remuneration and Expenses~~	~~7~~8
~~Additional Remuneration~~	~~7~~8
~~Nomination of Directors~~	~~7~~8
~~Nominations of Directors by Nominating Shareholders~~	~~8~~
~~Eligibility Requirements for Nominated Candidates~~	~~9~~10

PART ~~5 COMMITTEES~~	~~10~~11
~~Transaction of Business~~	~~10~~11

~~PART 6~~4 PROTECTION OF DIRECTORS AND OTHERS	~~11~~12
~~Contracts with the Corporation~~	~~11~~12
~~Limitation of Liability~~	~~11~~12
~~Amplification of Rights~~	~~12~~13

PART ~~7~~5 SHARES	~~12~~13
~~Registration of Transfers~~	~~12~~13
~~Separate Instruments of Transfer~~	~~12~~14
~~Transfer Fee~~	~~12~~14
~~Replacement of Certificates~~	~~12~~14

(i)

PART ~~8~~6 DIVIDENDS AND RIGHTS	~~13~~15
~~Declaration~~	~~13~~15
~~Interest~~	~~13~~15
~~Valuation of Non-Cash Dividends~~	~~13~~15
~~Dividend Cheques~~	~~13~~15
~~Cheques to Joint Holders~~	~~13~~15
~~Non-receipt of Cheques~~	~~13~~15
~~Unclaimed Dividends~~	~~13~~16

PART ~~9~~7 MEETINGS OF SHAREHOLDERS	~~14~~16
~~Chairperson of Meeting~~	~~14~~16
~~Choosing the Chairperson~~	~~14~~16
~~Secretary of Meeting~~	~~14~~16
~~Scrutineers~~	~~14~~16
~~Meeting By Electronic Means~~	~~14~~16
~~Persons Entitled to be Present~~	~~14~~16
~~Quorum~~	~~14~~16
~~No Proxy Lodged~~	~~15~~17
~~Joint Shareholders~~	~~15~~17
~~Votes to Govern~~	~~15~~17
~~Show of Hands~~	~~15~~17
~~Result of Vote on Show of Hands~~	~~15~~17
~~Demand for Ballot~~	~~15~~17
~~Vote by Ballot~~	~~15~~17
~~Poll~~	~~16~~18
~~Adjournment~~	~~16~~18
~~Rulings by the Chairperson~~	~~16~~18

PART ~~10~~8 NOTICES	~~16~~18
~~Notice to Joint Shareholders~~	~~16~~18
~~Signature to Notice~~	~~17~~19
~~Effective Date of Notice~~	~~17~~19
~~Omissions and Errors~~	~~17~~19
~~Persons Entitled by Death or Operation of Law~~	~~17~~19
~~Waiver of Notice~~	~~17~~20

PART 9 ADVANCE NOTICE	20

PART 10 FORUM SELECTION	25

PART 11 ~~SPECIAL RIGHTS AND RESTRICTIONS PREFERRED SHARES 17~~REPEAL OF FORMER BY-LAWS	~~17~~25
~~Special Rights and Restrictions Applicable to Class and Each Series~~	~~17~~25

(ii)

AMENDED AND RESTATED BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE BUSINESS AND AFFAIRS OF

ORGANIGRAM HOLDINGS INC.

A CORPORATION SUBJECT TO THE

CANADA BUSINESS CORPORATIONS ACT

PART 1

INTERPRETATION

1.1	Definitions

~~1.1~~	In the by-laws, except as the context otherwise requires,

(a)	Act means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 or any statute substituted therefor, as amended, and the regulations made under it,

~~(b)~~

~~Affiliate when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person,~~

~~(c)~~	~~appoint includes “elect” and vice versa,~~

(b)	~~(d)~~ articles means the articles of the Corporation,

~~(e)~~	~~Associate when used to indicate a relationship with a specified person, shall mean:~~

~~(i)~~

~~any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding,~~

~~(ii)~~	~~any partner of that person,~~

~~any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity,~~

~~(iii)~~	~~a spouse of such specified person,~~

~~(iv)~~	~~any person of either sex with whom such specified person is living in conjugal relationship outside marriage, or~~

~~(v)~~	~~any relative of such specified person or of a person mentioned in clauses (iv) or (v) of this definition if that relative has the same residence as the specified person.~~

(c)	~~(f)~~ board means the board of directors of the Corporation,

(d)	~~(g)~~ by-laws means this by-law and all other by-laws of the Corporation,

(e)	~~(h)~~ Corporation means ~~the corporation which adopts this by-law~~Organigram Holdings Inc.,

~~(i)~~

~~Derivatives Contract shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Corporation or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Corporation or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts,~~

(f)	~~(j)~~ document includes a contract, electronic document or other instrument in writing,

~~(k)~~	~~instrument of transfer means~~

~~(i)~~	~~such form of transfer as may appear on the back of the share certificate evidencing the share proposed to be transferred, or~~

~~(ii)~~	~~such form of separate transfer document as is in general use or adopted or permitted by the board,~~

~~(l)~~	~~meeting of shareholders means an annual or other meeting of shareholders of the Corporation, and a meeting of holders of a class or series of shares in the Corporation,~~

~~(m)~~	~~Nominating Shareholder shall mean any person:~~

~~(i)~~

~~who, at the close of business on the date of the giving of the notice provided for below in this By-Law No. 1 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and~~

~~(ii)~~	~~who complies with the notice procedures set forth below in this By-Law No. 1.~~

~~(n)~~	~~owned beneficially, owns beneficially, and beneficially owns means, in connection with the ownership of shares in the capital of the Corporation by a person:~~

~~(i)~~

~~any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,~~

~~(ii)~~

~~any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,~~

~~(iii)~~

~~any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (iii) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate, and~~

~~(iv)~~

~~any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities.~~

~~(o)~~	~~public announcement shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the~~

~~Corporation or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.~~

(g)	~~(p)~~ recorded address means

(i)	in the case of a shareholder, the shareholder’s address as recorded in the securities register,

(ii)	in the case of joint shareholders, the address appearing in the securities register in respect of their joint holding, or the first address so appearing if there is more than one, and

(iii)	in the case of a director, officer, or auditor, the address of the director, officer or auditor recorded in the records of the Corporation.

1.2	Interpretation

~~1.2~~	In the interpretation of these by-laws,

(a)	a word importing singular number includes the plural and vice versa,

(b)	a word importing gender includes the masculine, feminine and neuter,

(c)	a word importing a person includes an individual, a body corporate, a partnership, a trust, an estate and an unincorporated organization, and

(d)	a word or expression defined in the Act ~~for the purposes of the entire Act~~ has the meaning so defined.

1.3	Headings

~~1.3~~ The division of a by-law into parts and the headings of parts and sections will be considered as for convenience of reference only and will not affect the construction or interpretation of the by-law.

PART 2

BUSINESS OF THE CORPORATION

~~Corporate Seal~~

~~2.1~~	~~The board may adopt a corporate seal for the Corporation and adopt a new corporate seal in replacement of a corporate seal previously adopted.~~

~~Reproduction of Seal~~

~~2.2~~

~~Any two persons each of whom is the chairperson, the chief executive officer, the chief operating officer, the president, a vice-president, the secretary or the treasurer may authorize a person engaged by the Corporation to engrave, lithograph or print a document (including a negotiable instrument) on which a reproduction of the signature of a director~~

~~or officer of the Corporation is, in accordance with the by-laws, printed or otherwise mechanically reproduced, to cause the Corporation’s seal to be affixed to the document by the use of an unmounted die reproducing the Corporation’s seal.~~

~~Affixation of Seal~~

~~2.3~~	~~The corporate seal of the Corporation will not be affixed to a document except by or in the presence of~~

~~(a)~~	~~a person authorized to do so by a by-law or the board, or~~

~~(a)~~

~~the secretary or an assistant secretary for the purpose of certifying a copy of, or extract from, the articles or by-laws of the Corporation, minutes of a meeting or resolution of the shareholders or the board or a committee of the board, or a document executed or issued by the Corporation.~~

2.1	Execution of Documents

~~2.4~~ A document requiring execution by the Corporation may be signed on behalf of the Corporation by a person authorized by the board, which authorization may be either generally or for a specific document. In the absence of an express designation as to the persons authorized to sign any contract, document or instrument in writing, any one of the directors or officers of the Corporation may sign contracts, documents or instruments in writing on behalf of the Corporation. The corporate seal, if any, of the Corporation may be affixed to any contract, obligation or instrument in writing requiring the corporate seal of the Corporation by any person authorized to sign the same on behalf of the Corporation.

~~Reproduced Signatures~~

~~2.5~~

~~A document on which the signature of an officer or director of the Corporation that is, by authority of the board, printed or otherwise mechanically reproduced will be as valid as if the signature had been placed manually by such person and will be so valid notwithstanding that, at the time of the issue or delivery of the document, the person is deceased, has ceased to hold the office giving rise to such person’s authority or is otherwise unable to personally sign the document.~~

Any requirement under the Act or this by-law for a signature, or for a document to be executed, is satisfied by a signature or execution in electronic form if such is permitted by law and all requirements prescribed by law are met.

The phrase “contracts, documents and other instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.2	Fiscal Period

~~2.6~~ The fiscal period end of the Corporation, subject to the compliance of any and all applicable laws in respect thereof, will be as the board determines.

2.3	Voting Rights in Other Bodies Corporate

~~2.7~~ To enable the Corporation to exercise voting rights attaching to securities held by the Corporation, any ~~two persons each of whom~~one person who is the chairperson, the chief executive officer, the chief operating officer, the president, a vice-president, the secretary or the treasurer may execute and deliver proxies and arrange for the issuance of voting certificates or other evidences of such rights in favour of the person determined by the ~~officers~~officer executing such proxies unless otherwise determined by the board.

PART 3

~~BORROWING AND SECURITY~~

~~3.1~~	~~Without limiting the powers of the Corporation as set forth in the Act, the board may cause the Corporation to~~

~~(a)~~	~~borrow money on the credit of the Corporation,~~

~~(b)~~	~~issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured,~~

~~(c)~~	~~give a guarantee on behalf of the Corporation to secure performance of an obligation of a person, and~~

~~(d)~~	~~mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.~~

~~Delegation of Borrowing Authority~~

~~3.2~~	~~The board may delegate to a person any or all of the powers conferred on the board by section 3.1 to such extent and in such manner as it determines.PART 4~~

DIRECTORS

3.1	Calling of Meetings

~~4.1~~ The chairperson or the chief executive officer who is a director may, and the secretary on the request of a director will, convene a meeting of the board.

3.2	Notice of Meeting

~~4.2~~ Notice of the time and place of a meeting of the board must be given to each director not less than ~~seven days~~48 hours before the time when the meeting is to be held~~, but~~. A director may in any manner or at any time waive notice of or otherwise consent to a meeting of the board including by sending an electronic document or communication to that effect. Attendance of a director at a meeting of the board shall constitute a waiver of notice of that meeting except where a director attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called.

~~(a)~~	~~the notice need not specify what matters are to be dealt with at the meeting other than as required by the Act,~~

~~(b)~~	~~no notice will be necessary if all the directors are present or those who are absent have signified consent to the holding of the meeting, and~~

~~(c)~~

~~the period for notice of a meeting that begins within seven days after the appointment or election of a director may be abridged for each such director to a period commencing at the time of such director’s appointment or election.~~

3.3	First Meeting of the New Board

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

3.4	Electronic Participation

If all the directors present at or participating in the meeting consent, any or all of the directors may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and any director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.5	Quorum

~~4.3~~ The ~~board may fix the~~ quorum ~~required~~ for the transaction of business at ~~a meeting of the board and, if not so fixed, the quorum will be a majority of those who are~~any meeting of the directors shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors ~~at~~may exercise all the ~~time~~powers of the ~~meeting~~directors .

3.6	Chairperson of Meeting

~~4.4~~ The chairperson of a meeting of the board will be the ~~first of the chairperson, the~~chairperson of the board, or in his or her absence the lead independent director (if any), or in his or her absence, the president and chief executive officer ~~(if a director) and the lead director (if appointed) who is present and willing to act as the chairperson, but if no such director so willing is present within 15 minutes after the time appointed for holding the meeting~~if a director, or in his or her absence or if the president and chief executive officer is not a director, the directors present will choose one of their number to be the chairperson.

3.7	Voting

~~4.5~~ A question arising at a meeting of the board will be decided by a majority of the votes cast ~~and in the~~. In case of an equality of votes, the ~~deciding or casting vote shall be determine by a vote of the independent directors, where the majority thereof shall make such determination.~~chairperson of the meeting shall not have a second or casting vote.

~~Remuneration and Expenses~~

~~4.6~~

~~A director will be paid such remuneration for their services to the Corporation as the board determines and will be reimbursed by the Corporation for travelling and other expenses properly incurred in attending a meeting of the board, a committee of the board or a meeting of shareholders.~~

~~Additional Remuneration~~

~~4.7~~

~~Remuneration payable to a director who is also an officer or employee of the Corporation, or who serves the Corporation in a professional capacity, will be in addition to the director’s salary as an officer or employee or professional fees.~~

~~Nomination of Directors~~

~~4.8~~

~~Eligibility - Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):~~

~~(a)~~	~~by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;~~

~~(b)~~

~~by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or~~

~~(c)~~	~~by any Nominating Shareholder.~~

~~Nominations of Directors by Nominating Shareholders~~

~~4.9~~	~~Formal Requirements – In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given:~~

~~(a)~~	~~timely notice thereof in proper written form to the chief executive officer of the Corporation at the principal executive offices of the Corporation in accordance with this By-Law; and~~

~~(b)~~	~~the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in, section 4.12.~~

~~4.10~~	~~Timely Notice – To be timely under section 4.9(a), a Nominating Shareholder’s notice to the chief executive officer of the Corporation must be made:~~

~~(a)~~

~~in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and~~

~~(b)~~

~~in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this section 4.10(b).~~

~~4.11~~	~~Proper Written Form for Notice – To be in proper written form, a Nominating Shareholder’s notice to the chief executive officer of the Corporation, under section 4.9(a), must set forth~~

~~(a)~~	~~as to each person whom the Nominating Shareholder proposes to nominate for election as a director:~~

~~(i)~~	~~the name, age, business address and residence address of the person,~~

~~(ii)~~	~~the principal occupation or employment of the person,~~

~~(iii)~~

~~the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice,~~

~~(iv)~~

~~a statement as to whether such person would be “independent” of the Corporation (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination, and~~

~~(v)~~	~~any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of~~

~~proxies for election of directors pursuant to the Act and Applicable Securities Laws; and~~

~~(b)~~	~~as to the Nominating Shareholder giving the notice:~~

~~(i)~~

~~any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and~~

~~(ii)~~

~~the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.~~

~~Eligibility Requirements for Nominated Candidates~~

~~4.12~~

~~Written Consent, Representation of Qualifications and Agreement to Comply – To be eligible to be a candidate for election as a director of the Corporation and to be duly nominated, a candidate must be nominated in the manner prescribed in this By-Law and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the chief executive officer of the Corporation at the principal executive offices of the Corporation, not less than 5 days prior to the date of the Meeting of Shareholders, a written consent to act as a director of the Corporation, a representation in form acceptable to the Corporation that the candidate for nomination is not disqualified from acting as a director as provided in the Act, and agreement (in form provided by the Corporation) that such candidate for nomination, if elected as a director of the Corporation will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, and insider trading policies and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the chief executive officer of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).~~

~~4.13~~

~~Effect of Non-Compliance No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-Law; provided, however, that nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.~~

~~4.14~~

~~Delivery of Notice – Notwithstanding any other provision of this By-Law, notice or any delivery given to the chief executive officer of the Corporation pursuant to this By-Law may only be given by personal delivery, facsimile transmission or by email (provided that~~

~~the chief executive officer of the Corporation has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the chief executive officer at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Moncton time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.~~

~~4.15~~

~~No Extension of Notice Period In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in section 4.10 or the delivery of a consent, representation and agreement as described in section 4.12.~~

~~PART 5~~

~~COMMITTEES~~

~~Transaction of Business~~

~~5.1~~	~~Except as otherwise determined by the board, proceedings of a committee of the board will be governed as follows:~~

~~(a)~~	~~the powers of the committee may be exercised by a meeting at which a quorum of the committee is present;~~

~~(b)~~	~~a majority of the members of the committee will constitute a quorum;~~

~~(c)~~	~~meetings of the committee may be held at any place within or outside of Canada;~~

~~(d)~~

~~a question arising at a meeting will be determined by a majority of the votes cast and in the case of an equality of votes, the deciding or casting vote shall be determine by a vote of the independent directors of such committee, where the majority thereof shall make such determination;~~

~~(e)~~	~~the committee may determine when it will hold and adjourn meetings and may elect its chairperson, make rules for the conduct of its business and appoint such assistants as it deems necessary;~~

~~(f)~~	~~the committee will keep regular minutes of its transactions and report its transactions to the board as required by the board; and~~

~~(g)~~

~~a waiver of notice of a meeting of a committee may be given in any manner and will be deemed to be given by a director with respect to all business transacted after the director first attends the meeting.~~

3.8	Committees

Unless otherwise determined by the directors, each committee of directors shall have the power to fix its quorum and to regulate its procedures.

PART 4~~PART 6~~

PROTECTION OF DIRECTORS AND OTHERS

~~Contracts with the Corporation~~

~~6.1~~	~~Subject to the Act,~~

~~(a)~~

~~no director is, by being a director, or by reason of holding any other office or place of profit under the Corporation or under a person in which the Corporation is a shareholder or is otherwise interested, disqualified from entering into a contract, transaction or arrangement with the Corporation either as vendor, purchaser or otherwise, or from being concerned or interested in any manner in a contract, transaction or arrangement made or proposed to be entered into with the Corporation,~~

~~(b)~~	~~no such contract, transaction or arrangement is thereby void or liable to be avoided,~~

~~(c)~~	~~no director is liable to account to the Corporation for profit arising from such office or place of profit or realized by such contract, transaction or arrangement,~~

~~(d)~~	~~no director is obligated to make a declaration or disclosure of interest or refrain from voting, and~~

~~(e)~~

~~no contract or transaction is invalid or voidable, and no director is accountable to the Corporation or a shareholder in respect of a contract or transaction, by reason that the director did not disclose any interest.~~

4.1	Limitation of Liability

~~6.2~~	Except as otherwise provided in the Act, no director or officer will be liable for

(a)	the acts, receipts, neglects or defaults of any other person, or for joining in a receipt or act for conformity,

(b)	a loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to property acquired by, for, or on behalf of the Corporation,

(c)	the insufficiency or deficiency of a security in which monies of the Corporation are invested or in the security or collateral for a loan of monies of the Corporation,

(d)	a loss or damage arising from the bankruptcy, insolvency or wrongful act of a person with whom money, security or other property of the Corporation is lodged or deposited, or

(e)	any other loss, damage, or misfortune that arises out of the execution of the duties of a director or in relation thereto.

4.2	Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

(a)

the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

4.3	Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 4.2 against any liability incurred by him or her in his or her capacity as a director or officer of the Corporation or of another body corporate at the Corporation’s request.

4.4	Amplification of Rights

~~6.3~~ The provisions of this Part are in amplification of and in addition to, and not by way of limitation of or in substitution for, such rights, immunities and protections as are conferred on a director or officer by law or otherwise.

PART 5~~PART 7~~

~~SHARES~~SHARES

~~Registration of Transfers~~

~~7.1~~	~~In order to effect a transfer of a share,~~

~~(a)~~	~~an instrument of transfer must be executed by the registered holder of the share or the holder’s attorney,~~

~~(b)~~	~~the execution of the instrument of transfer must be attested and validated as reasonably required by the board, and~~

~~(c)~~	~~there must be delivered to the Corporation’s transfer agent for shares of that class or series or, if there is no such transfer agent, to the registered office of the Corporation,~~

~~(i)~~	~~the certificate evidencing the share to be transferred, if one was issued by the Corporation,~~

~~(ii)~~	~~the instrument of transfer, and~~

~~(iii)~~	~~if the instrument of transfer was executed by the holder’s attorney, evidence of the attorney’s authority satisfactory to the transfer agent or the board.~~

~~Separate Instruments of Transfer~~

~~7.2~~	~~There must be a separate instrument of transfer for each class or series of share proposed to be transferred.~~

~~Transfer Fee~~

5.1	Certificates for Shares

The shares of the Corporation shall be represented by certificates, or shall be uncertificated shares that may be evidenced by a book-entry system (including a non-certificated inventory system) maintained by the registrar of such shares, or a combination of both. To the extent that shares are represented by certificates, such certificates shall be in such form as shall be approved by the directors. The certificates representing shares of each class shall be signed by, or in the name of, the Corporation by the chairperson of the board, the president and chief executive officer, the chief financial officer, or any director. Any or all such signatures may be electronic. Although any director, officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such director, officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such director, officer, transfer agent or registrar were still such at the date of its issue.

~~7.3 In respect of the registration of a transfer or transmission there must be paid to the Corporation or its transfer agent for such share such fee as the board determines.~~The share ledger and blank share certificates shall be kept by the secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the directors.

5.2	~~Replacement of Certificates~~Replacement of Certificates

~~7.4~~	~~If a share certificate of the Corporation is worn out, defaced, lost or destroyed, it may be replaced on payment of such charge and on provision of such evidence and indemnity as the board determines.~~

Where the owner of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue or cause to be issued a new certificate in place of the original certificate if the owner (a) so requests before the Corporation has notice that the share certificate has been acquired by a bona fide purchaser; (b) files with the

Corporation an indemnity bond (unless not required to do so by the Corporation) sufficient in the Corporation’s opinion to protect the Corporation and any transfer agent, registrar or other agent of the Corporation from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and (c) satisfies any other reasonable requirements imposed from time to time by the Corporation.

PART 6~~PART 8~~

DIVIDENDS AND RIGHTS

6.1	Declaration

~~8.1~~ The board may, as permitted by law, declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.

6.2	Interest

~~8.2~~	No dividend will bear interest against the Corporation.

6.3	Valuation of Non-Cash Dividends

~~8.3~~	The board will determine the value of a dividend not paid in money.

6.4	Dividend Cheques

~~8.4~~ A dividend payable in money may be paid by cheque of the Corporation or its paying agent to the order of the registered holder of the share on which it is being paid and mailed by prepaid ordinary mail to the holder at the holder’s recorded address or payable to such person and mailed to such address as the holder directs, and the mailing of such a cheque in that manner will, unless it is not paid on presentation, satisfy and discharge the Corporation from the liability for the dividend to the extent of the sum represented by the cheque plus the amount of any tax that the Corporation is required to and does withhold.

6.5	Cheques to Joint Holders

~~8.5~~ In the case of joint holders, a cheque in payment of a dividend will, unless they otherwise jointly direct, be made payable to the order of all of them and mailed to them at their recorded address.

6.6	Non-receipt of Cheques

~~8.6~~ If a dividend cheque is not received by the person to whom it is so sent or is lost, mutilated or destroyed, the Corporation will issue a replacement cheque for a like amount on provision of such evidence of non-receipt, loss, mutilation or destruction and of title, and such indemnity and reimbursement of expense as the board prescribes, whether generally or in a particular case.

6.7	Unclaimed Dividends

~~8.7~~ A dividend unclaimed for six years after the date of record for its payment will be forfeited and revert to the Corporation.

PART 7~~PART 9~~

MEETINGS OF SHAREHOLDERS

7.1	Chairperson of Meeting

~~9.1~~ The chairperson of a meeting of shareholders will be the first of the chairperson, the chief executive officer, the chief operating officer, the lead director (if appointed) and the vice-presidents in order of seniority, who is present at the meeting and is willing to act.

7.2	Choosing the Chairperson

~~9.2~~ If no such individual willing to act is present within 15 minutes after the time fixed for holding the meeting, the persons present and entitled to vote may choose one of the other members of the board to be chairperson.

7.3	Secretary of Meeting

~~9.3~~ If the secretary of the Corporation is absent or unwilling to act, the chairperson will appoint some person, who need not be a shareholder, to act as secretary of the meeting.

7.4	Scrutineers

~~9.4~~ One or more scrutineers, who need not be shareholders, may be appointed by ~~resolution or by~~ the chairperson with the consent of the meeting.

7.5	Meeting By Electronic Means

~~9.5~~ The board may determine that a meeting of shareholders called by the board will be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

7.6	Persons Entitled to be Present

~~9.6~~ The only persons entitled to be present at a meeting of shareholders will be those entitled to vote at the meeting, the directors, the auditor of the Corporation and any other person who, although not entitled to vote, is entitled or required to be present under a provision of the Act or the articles or by-laws, and any other person may be admitted only on the invitation of the chairperson of the meeting.

7.7	Quorum

~~9.7~~ A quorum for the transaction of business at a meeting of shareholders is at least two individuals present at the commencement of the meeting holding, or representing by proxy the holder or holders of, shares carrying in the aggregate not less than ~~five percent~~10% of the votes eligible to be cast at the meeting.

~~No Proxy Lodged~~

~~9.8~~

~~The chairperson of a meeting of shareholders may, subject to regulations made, in the chairperson’s discretion accept such electronically transmitted or other written communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and votes given in accordance with such electronically transmitted or written communication accepted by the chairperson will be valid and will be counted.~~

~~Joint Shareholders~~

~~9.9~~

~~If two or more of the joint holders of a share are present in person or represented by proxy and vote, the vote of that one of them, or of the proxy holder for that one of them, whose name appears first on the securities register of the Corporation in respect of the share will be accepted to the exclusion of the vote of another, or of the proxy holder for another, of them.~~

~~Votes to Govern~~

~~9.10~~

~~At a meeting of shareholders every question will, except as otherwise required by the articles or by-laws, be determined by a majority of the votes cast on it, and in the case of an equality of votes the chairperson of the meeting will not be entitled to a second or casting vote.~~

~~Show of Hands~~

~~9.11~~	~~On a show of hands every person who is present and entitled to vote will have one vote.~~

~~Result of Vote on Show of Hands~~

~~9.12~~

~~Whenever a vote by show of hands is taken on a question then, unless a ballot is required or demanded, a declaration by the chairperson of the meeting that the vote has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting, will be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the question, and the result of the vote so declared will be the decision of the shareholders on the question.~~

~~Demand for Ballot~~

~~9.13~~	~~A demand for a ballot may be withdrawn at any time before the ballot is taken.~~

~~Vote by Ballot~~

~~9.14~~	~~If a ballot is taken each person present will be entitled to one vote, or such other number of votes as the articles provide, in respect of each share that such person is entitled to vote~~

~~on the question at the meeting, and the result of the ballot so taken will be the decision of the shareholders upon the question.~~

~~Poll~~

~~9.15~~

~~A poll demanded on the election of a chairperson or on a question of adjournment will be taken forthwith, and a poll demanded on any other question will be taken at such time as the chairperson of the meeting directs.~~

7.8	Adjournment

~~9.16~~ The chairperson of a meeting of shareholders may, with the consent of the meeting, adjourn the meeting.

~~Rulings by the Chairperson~~

~~9.17~~	~~The chairperson of a meeting of shareholders will have regard to accepted rules of parliamentary procedure, and~~

~~(a)~~

~~the chairperson will have absolute authority over matters of procedure and there will be no appeal from the ruling of the chairperson, but if the chairperson, in the chairperson’s absolute discretion, deems it advisable to dispense with the rules of parliamentary procedure at a meeting of shareholders or part of such meeting, the chairperson will so state and will clearly state the rules under which the meeting or the appropriate part of such meeting will be conducted,~~

~~(b)~~	~~a dispute as to the admission or rejection of a vote will be determined by the chairperson and the chairperson’s determination will be final and conclusive,~~

~~(c)~~

~~if disorder arises that prevents continuation of the business of a meeting, the chairperson may quit the chair and declare the meeting to be adjourned, and upon the chairperson’s so doing, the meeting is, notwithstanding section 9.16, immediately adjourned to a time and place announced by the chairperson at the time of adjournment or such other time and place described in a notice given not less than seven days before the reconvened meeting to all persons who received notice of the original meeting, and~~

~~(d)~~

~~subject to section 9.6, the chairperson may ask or require anyone who is not a registered shareholder entitled to vote at the meeting or corporate representative or proxyholder representing such a shareholder to leave the meeting.~~

PART 8~~PART 10~~

~~NOTICES~~NOTICES

~~Notice to Joint Shareholders~~

~~10.1~~

~~If two or more persons are registered as joint holders of a share, a notice must be directed to all of them but need be delivered or addressed only to their recorded address to be sufficient notice to all.~~

~~Signature to Notice~~

~~10.2~~	~~The signature to a notice to be given by the Corporation may be written, stamped, typewritten or printed.~~

8.1	Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered in accordance with the provisions of the Act, the regulations thereunder, the articles, the by-laws or otherwise or if personally to the person to whom it is to be given or if delivered to his, her or its recorded address or if mailed to him, her or it at his, her or its recorded address by prepaid ordinary or air mail or if sent to him, her or it at his, her or its recorded address by any means of prepaid transmitted or recorded communication or electronic mail or other electronic means capable of producing a written copy.

8.2	Effective Date of Notice

~~10.3~~ Subject to the Act, a notice sent by any means of electronic transmission or any other form of recorded communication will be deemed to have been given on the day when it is transmitted by the Corporation or, if transmitted by another, on the day when it is dispatched or delivered to the appropriate communication company or agency or its representative for dispatch, and a certificate or declaration in respect of any thereof in writing signed by an officer or by an employee of a transfer agent or registrar of the Corporation will be conclusive evidence of the matters therein certified or declared.

8.3	Notice to Joint Shareholders

If two or more persons are registered as joint holders of a share, a notice must be directed to all of them but need be delivered or addressed only to their recorded address to be sufficient notice to all.

8.4	Omissions and Errors

~~10.4~~ The accidental omission to give a notice to a shareholder, director, officer, or auditor or the non-receipt of a notice by any such person or an error in a notice not affecting its substance will not invalidate an action taken at a meeting held pursuant to such notice or otherwise founded on it.

8.5	Persons Entitled by Death or Operation of Law

~~10.5~~ A person who, by operation of law, transfer, death of a shareholder or any other means, becomes entitled to a share will be bound by every notice in respect of the share that is duly given to the shareholder from whom the person derives title to the share before the person’s name and address is entered on the securities register (whether the notice is given before or after the happening of the event upon which the person becomes so entitled) and before the person furnishes to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

8.6	Waiver of Notice

~~10.6~~ Subject to the Act, a shareholder (or the duly appointed proxyholder of a shareholder), director, officer, auditor or member of a committee of the board may at any time in writing waive, or consent to the abridgement of the time for, a notice required to be given to that person under a provision of the Act, the articles, the by-laws or otherwise, and such a waiver or consent, if given before the meeting or other event of which notice is required to be given, will cure a default in the giving or in the time of the notice, as the case may be, to that person.

PART 9~~PART 11~~

~~SPECIAL RIGHTS AND RESTRICTIONS PREFERRED SHARES~~ADVANCE NOTICE

~~Special Rights and Restrictions Applicable to Class and Each Series~~

~~11.1~~	~~The Preferred shares of the Corporation as a class shall have attached thereto the special rights and restrictions specified in the articles.~~

~~11.2~~	~~The Preferred shares may include one or more series of shares, and, subject to the Act, the directors may, by resolution,~~

9.1	Definitions

For purposes of this Part 9:

(a)

“public announcement” means disclosure in a (i) press release reported in a national news service in Canada, or (ii) a document publicly filed by the Corporation or its transfer agent and registrar under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authorities of each province or territory of Canada.

9.2	Nomination of Directors

Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made in the following manner:

(a)

~~Determine the maximum number of shares of any of those series of shares that the Corporation is authorized to issue, determine that there is no maximum number or, if none of the shares of that series is issued, alter any determination so made,~~

~~and authorize the alteration of the articles accordingly;~~by or at the direction of the board of directors of the Corporation, including pursuant to a notice of meeting;

(b)

~~Alter the articles to create an identifying name by which the shares of any of those series of shares may be identified or, if none of the shares of that series is issued, to alter any such identifying name so created;~~by or at the direction or request of one or more shareholders pursuant to a proposal submitted to the Corporation in accordance with the provisions of the Act, or a requisition of meeting submitted to the directors in accordance with the provisions of the Act; or

(c)

~~Alter the articles accordingly to attach special rights or restrictions to the shares of any of those series of shares, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Corporation and voting rights and restrictions but no special right or restriction so created, defined or attached shall contravene the provisions of this section 11.2, or, if none of the shares of that series is issued, to alter any such special rights or restrictions.~~by any person (a “nominating shareholder”) who:

~~11.3~~

~~Holders of Preferred shares shall be entitled, on the distribution of assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or on any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, to receive, before any distribution shall be made to holders of Common shares or any other shares of the Corporation ranking junior to the Preferred shares with respect to repayment of capital on any such event, the amount required to be paid in accordance with the special rights and restrictions attached to the series of shares held by them, together with the fixed premium (if any) thereon, an amount equal to all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day bases up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to holders of Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation except as specifically provided in the special rights and restrictions attached to any particular series.~~

~~11.4~~

~~Holders of Preferred shares shall only be entitled, as such, to receive notice of, and / or to attend and / or vote at, any general meeting of shareholders of the Corporation only as provided in the special rights and restrictions attached to any particular series.~~

(d)	at the close of business on the date of the giving of the notice provided for below in this Part 9 and on the record date for determining shareholders entitled to vote at such meeting, is a registered holder or beneficial owner of shares that are entitled to be voted at such meeting; and

(e)	complies with the notice and other procedures set forth in this Part 9.

9.3	Timely Notice

In addition to any other requirements in this Part 9 and under applicable laws, for a nomination to be made by a nominating shareholder, the nominating shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation.

9.4	Manner of Timely Notice

To be timely, a nominating shareholder’s notice to the secretary of the Corporation must be made:

(a)

in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that if (i) an annual meeting of shareholders is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice must be received not later than the close of business on the 10th day following the date on which the public announcement of the date of the annual meeting is first made by the Corporation, and (ii) the Corporation uses “notice-and-access” (as defined in National Instrument 54-101 –Communications with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials to shareholders in connection with an annual meeting, notice must be received not less than 40 days prior to the date of the annual meeting; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of shareholders is first made by the Corporation. The adjournment or postponement of a meeting of shareholders or the announcement thereof shall commence a new time period for the giving of a nominating shareholder’s notice as described above.

9.5	Proper Form of Timely Notice

To be in proper written form, a nominating shareholder’s notice to the secretary of the Corporation must set forth, all of which the Corporation believes to be necessary information to be included in a dissident proxy circular, or is necessary to enable to board and shareholders to determine director nominee qualifications, relevant experience, shareholding or voting interest in the Corporation or independence, all in the same manner as would be required for nominees of the Corporation:

(a)	as to each person whom the nominating shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of that person;

(ii)	the principal occupation or employment of that person;

(iii)	whether the nominee is a resident Canadian within the meaning of the Act;

(iv)

the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)

any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the person or any of its affiliates and the nominating shareholder, any person acting jointly or in concert with the nominating shareholder or any of their respective affiliates;

(vi)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)	as to the nominating shareholder proposing a nomination and giving the notice:

(i)	the name and record address of the nominating shareholder,

(ii)

the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the nominating shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	any derivatives or other economic or voting interests in the Corporation and any hedges implemented with respect to the nominating shareholders’ interests in the Corporation;

(iv)	any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote any shares of the Corporation;

(v)	whether the nominating shareholder intends to deliver a proxy circular and form of proxy to any shareholders of the Corporation in connection with the election of directors; and

(vi)

any other information relating to the nominating shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may be reasonably required by the Corporation to determine, pursuant to Applicable Securities Laws, the independence, or lack thereof, of such proposed nominee, provided that such disclosure request does not go beyond that required of management nominees for election as directors of the Corporation. Reference to “nominating shareholder” in this Section 9.5 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal. All information provided in a nominating shareholder’s notice will be made publicly available to shareholders of the Corporation.

9.6	Determination of Eligibility

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Part 9; provided, however, that nothing in this Part 9 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting of shareholders at which an election for directors is held shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

9.7	Delivery of Notice

Notwithstanding any other provision of the by-laws of the Corporation, notice given to the secretary of the Corporation pursuant to this Part 9 may only be given by personal delivery or by email (at such email address as may be stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary of the Corporation at the address of the principal executive offices of the Corporation or email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

9.8	Waiver

Notwithstanding the foregoing, the board of directors of the Corporation may, in its sole discretion, waive any requirement in this Part 9.

PART 10

FORUM SELECTION

10.1	Forum of Adjudication of Certain Disputes

Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate Courts therefrom, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation; (c) any action or proceeding asserting a claim arising pursuant to any provision of the Act or the articles or the by-laws of the Corporation (as either may be amended from time to time); or (d) any action or proceeding asserting a claim otherwise related to the “affairs” (as defined in the Act) of the Corporation. If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed in a Court other than a Court located within the Province of Ontario (a “Foreign Action”) in the name of any security holder, such security holder shall be deemed to have consented to (a) the personal jurisdiction of the provincial and federal Courts located within the Province of Ontario in connection with any action or proceeding brought in any such Court to enforce the preceding sentence and (b) having service of process made upon such security holder in any such action or proceeding by service upon such security holder’s counsel in the Foreign Action as agent for such security holder

PART 11

REPEAL OF FORMER BY-LAWS

11.1	Former By-Laws May be Repealed

Upon this by-law coming into force, any by-laws of the Corporation that are in effect at the time this by-law becomes effective are repealed provided that such repeal shall not affect the previous operation of such by-law so repealed or affect the validity of any act or right, privilege, obligation or liability acquired or incurred under the validity of any resolution, contract or agreement made pursuant to any such by-law prior to its repeal. All officers and provisions of this by-law and all resolutions of the shareholders or of the directors with continuing effect passed under such repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

APPENDIX C

OMNIBUS EQUITY INCENTIVE PLAN

(See attached.)

ORGANIGRAM HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN

January 23, 2020

(i)

ARTICLE 8 ADDITIONAL AWARD TERMS		20
8.1	Dividend Equivalents	20
8.2	Black-out Period	20
8.3	Withholding Taxes	21
8.4	Recoupment	21

ARTICLE 9 TERMINATION OF EMPLOYMENT OR SERVICES		21
9.1	Termination of Employee, Consultant or Director	21
9.2	Discretion to Permit Acceleration	23

ARTICLE 10 EVENTS AFFECTING THE CORPORATION		24
10.1	General	24
10.2	Change in Control	24
10.3	Reorganization of Corporation’s Capital	25
10.4	Other Events Affecting the Corporation	26
10.5	Immediate Acceleration of Awards	26
10.6	Issue by Corporation of Additional Shares	26
10.7	Fractions	26

ARTICLE 11 U.S. TAXPAYERS		26
11.1	Provisions for U.S. Taxpayers	26
11.2	ISOs	27
11.3	ISO Grants to 10% Shareholders	27
11.4	$100,000 Per Year Limitation for ISOs	27
11.5	Disqualifying Dispositions	27
11.6	Section 409A of the Code	28
11.7	Section 83(b) Election	29
11.8	Application of Article 11 to U.S. Taxpayers	29

ARTICLE 12 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN		29
12.1	Amendment, Suspension, or Termination of the Plan	29
12.2	Shareholder Approval	29
12.3	Permitted Amendments	30

ARTICLE 13 MISCELLANEOUS		31
13.1	Legal Requirement	31
13.2	No Other Benefit	31
13.3	Rights of Participant	31
13.4	Corporate Action	31
13.5	Conflict	31
13.6	Anti-Hedging Policy	32
13.7	Participant Information	32
13.8	Participation in the Plan	32
13.9	International Participants	32
13.10	Successors and Assigns	32
13.11	General Restrictions or Assignment	32
13.12	Severability	33
13.13	Notices	33

(ii)

13.14	Effective Date	33
13.15	Governing Law	33
13.16	Submission to Jurisdiction	33

(iii)

Organigram Holdings Inc.

Omnibus Equity Incentive Plan

ARTICLE 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long-term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

“Award” means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in Shares, cash or in such other form as provided herein;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

“Board” means the board of directors of the Corporation as it may be constituted from time to time;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Toronto and Moncton are open for commercial business during normal banking hours;

“Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act;

“Cash Fees” has the meaning set forth in Subsection 7.1(a);

“Cashless Exercise” has the meaning set forth in Subsection 4.5(b);

“Cause” means, with respect to a particular Participant:

(a)	“cause”(or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(b)

in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(c)

in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual’s employment without notice or pay in lieu thereof or other damages, or (ii) the Corporation or any subsidiary thereof may terminate the Participant’s contract without notice or without pay in lieu thereof or other termination fee or damages;

“Change in Control” means the occurrence of any one or more of the following events:

(a)

any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (Ontario)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(c)

the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one (1) or more Persons which were Affiliates of the Corporation prior to such event;

(d)

the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Corporation);

(e)

individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(f)	any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

“Committee” has the meaning set forth in Section 3.2;

“Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services provided, however, that any Consultant who is in the United States or is a U.S. Person at the time such Consultant receives any offer of Award or executes any Award Agreement must be a natural person, and must agree to provide bona fide services to that Corporation that are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a)

when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(b)

when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Corporation” means Organigram Holdings Inc., or any successor entity thereof;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

“Director” means a director of the Corporation who is not an Employee;

“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means, with respect to a particular Participant:

(a)	“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(b)

in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement; or

(c)

in the event neither (a) or (b) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being January 23, 2020;

“Elected Amount” has the meaning set forth in Subsection 7.1(a);

“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b);

“Election Notice” has the meaning set forth in Subsection 7.1(b); “Employee” means an individual who:

(a)	is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(b)

works full-time or part-time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary.

“Exchange” means (a) the Toronto Stock Exchange, or (b) the primary exchange on which the Shares are then listed, as determined from by the Plan Administrator, if (i) the Toronto Stock Exchange is no longer the Corporation’s primary exchange, or (ii) the Shares are not listed on the Toronto Stock Exchange;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

“In the Money Amount” has the meaning given to it in Subsection 4.5(b);

“Insider” means an “insider” as defined in the rules of the Exchange from time to time;

“Market Price” at any date in respect of the Shares shall be the volume weighted average trading price of Shares on the Exchange for the five trading days immediately preceding the Date of Grant; provided that, for so long as the Shares are listed and posted for trading on the Exchange, the

Market Price shall not be less than the market price, as calculated under the policies of the Exchange; and provided, further, that with respect to an Award made to a U.S. Taxpayer such Participant, the class of Shares and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

“Option” means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non-transferable, unless otherwise approved by the Plan Administrator;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Participant” means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Omnibus Equity Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“PSU Service Year” has the meaning given to it in Section 6.1;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

“Retirement” means, unless otherwise defined in the Participant’s written or other applicable employment agreement or in the Award Agreement, the termination of the Participant’s working career at the age of 67 or such other retirement age, with consent of the Plan Administrator, if applicable, other than on account of the Participant’s termination of service by the Corporation or its subsidiary for Cause;

“RSU Service Year” has the meaning given to it in Section 5.1.

“Section 409A of the Code” or “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

“Share” means one (1) common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary;

“Tax Act” has the meaning set forth in Section 4.5(d);

“Termination Date” means, subject to applicable law which cannot be waived:

(a)

in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the “Termination Date” (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(b)

in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and

Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(c)	in the case of a Director, the date such individual ceases to be a Director,

in each case, unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant’s “Termination Date” will be the date the Participant experiences a “separation from service” with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code.

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Person” shall mean a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended” means the United States Securities Act of 1933, as amended;

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3

ADMINISTRATION

3.1	Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants under the Plan may be made;

(b)

make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

(f)

adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 9.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a)

Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under this Plan shall not exceed 10% of the Corporation’s total issued and outstanding Shares from time to time. This Plan is considered an “evergreen” plan, since the shares covered by Awards which have been settled, exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases.

(b)

To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered or settled by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)

Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Limits on Grants of Awards

Notwithstanding anything in this Plan:

(a)	the aggregate number of Shares:

(i)	issuable to Insiders at any time, under all of the Corporation’s Security-Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares; and

(ii)

issued to Insiders within any one (1) year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares, provided that the acquisition of Shares by the Corporation for cancellation shall be disregarded for the purposes of determining non-compliance with this Section 3.7 for any Awards outstanding prior to such purchase of Shares for cancellation; and

(b)

(i) the Plan Administrator shall not make grants of Awards to Directors if, after giving effect to such grants of Awards, the aggregate number of Shares issuable to Directors, at the time of such grant, under all of the Corporation’s Security Based Compensation Arrangements would exceed 1% of the issued and outstanding Shares on a non-diluted basis, and (ii) within any one financial year of the Corporation, (A) the aggregate fair value on the Date of Grant of all Options granted to any one Director shall not exceed $100,000, and (B) the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director under all of the Corporation’s Security Based Compensation Arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

3.8	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to a Participant granted an Award pursuant to this Plan.

3.9	Non-transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death.

ARTICLE 4

OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability

(a)	The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)

Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)

The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5	Payment of Exercise Price

(a)

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 4.5(b), or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b)

Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

(c)	No Shares will be issued or transferred until full payment therefor has been received by the Corporation, or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d)

If a Participant surrenders Options through a Cashless Exercise pursuant to Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5

RESTRICTED SHARE UNITS

5.1	Granting of RSUs

(a)

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). The terms and conditions of each RSU grant may be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 5.4(a)), upon the settlement of such RSU.

(b)

The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A, with respect to a U.S. Taxpayer.

5.4	Settlement of RSUs

(a)

The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b)

Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)

Notwithstanding any other terms of this Plan but subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this Section 5.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year.

ARTICLE 6

PERFORMANCE SHARE UNITS

6.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 6.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

6.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs.

6.6	Settlement of PSUs

(a)

The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b)

Any cash payments made under this Section 6.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested PSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)

Notwithstanding any other terms of this Plan but subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 6.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year.

ARTICLE 7

DEFERRED SHARE UNITS

7.1	Granting of DSUs

(a)

The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

(b)

Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply (other than for Director Fees payable for the 2020 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30-day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)

Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Section 7.1(b) shall be deemed to apply to all Cash Fees that are earned after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years

(d)

Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C is delivered.

(e)

Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Section 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)

The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price of a Share on the Date of Grant.

(g)

In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3	Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4	Settlement of DSUs

(a)

DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date), and for a Participant who is a U.S. taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the “separation from service” (within the meaning of Section 409A)). On the settlement date for any DSU, the Participant shall redeem each vested DSU for:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or

(ii)	at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b)

Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation.

7.5	No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm’s length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

ARTICLE 8

ADDITIONAL AWARD TERMS

8.1	Dividend Equivalents

(a)

Unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Subsections 5.4, 6.6, and 7.4 respectively.

(b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2	Black-out Period

In the event that an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

8.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

ARTICLE 9

TERMINATION OF EMPLOYMENT OR SERVICES

9.1	Termination of Employee, Consultant or Director

Subject to Section 9.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

(a)

where a Participant’s employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b)

where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date;

(c)

where a Participant’s employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then any Award held by the Participant that has not vested as of the date of the Participant’s Termination Date shall vest on such date. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award other than an Option will be settled within 90 days after the Termination Date;

(d)

where a Participant’s employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then any Award that is held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date. Any vested Option may be exercised by the Participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled with the Participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death;

(e)

where a Participant’s employment, consulting agreement or arrangement is terminated due to the Participant’s Retirement, then (i) any outstanding Award that vests or becomes exercisable based solely on the Participant remaining in the service of the Corporation or its subsidiary will become 100% vested, and (ii) any outstanding Award that vests based on the achievement of Performance Goals and that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the third anniversary of the Participant’s date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option that is described in (i), such Award will be settled within 90 days after the Participant’s Retirement. In the case of a vested Award other than an Option that is described in (ii), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary. Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f)	a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i)

the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii)	the date of the death, Disability or Retirement of the Participant;

(g)

notwithstanding Subsection 9.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

(h)

notwithstanding any other provision of this Section 9.1, in the case of an Award (other than an Option) granted to a U.S. Taxpayer that is vested or that immediately vests (in whole or in part) as a result of a Participant’s termination of service, then such Award will, subject to Section 11.6(d), be settled as soon as administratively practicable following the Participant’s termination of service, but in no event later than 90 days following the Participant’s termination of service. In the case of an Award (other than an Option) granted to a U.S. Taxpayer that remains eligible to vest (in whole or in part) following a Participant’s termination of service based upon the achievement of one or more Performance Goals, such Award will be settled at the originally scheduled settlement date for such Award.

9.2	Discretion to Permit Acceleration

Notwithstanding the provisions of Section 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

ARTICLE 10

EVENTS AFFECTING THE CORPORATION

10.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder.

10.2	Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a)

Subject to this Section 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 10.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a

Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act), of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

(b)

Notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

(i)	any unvested Awards held by the Participant at the Termination Date shall immediately vest; and

(ii)

any vested Awards of Participants may, subject to Sections 5.4(d) and 6.6(d) (where applicable), be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options) granted to U.S. Taxpayers will be settled within 90 days of the Participant’s “separation from service”. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

(c)

Notwithstanding Subsection 10.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control.

(d)	It is intended that any actions taken under this Section 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

10.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards.

10.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 10, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

10.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 11

U.S. TAXPAYERS

11.1	Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non-qualified stock option, the Option will be a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non-qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A, or (ii) such option otherwise is exempt from Section 409A.

11.2	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 10,000,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may only be granted to an individual who is an employee of the Corporation, or of a “parent corporation” or “subsidiary corporation” of the Corporation, as such terms are defined in Sections 424(e) and (f) of the Code.

11.3	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

11.4	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

11.5	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in

(a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

11.6	Section 409A of the Code

(a)

This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A of the Code, (III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)	All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c)

The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d)

Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

11.7	Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

11.8	Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this Article 11 shall only apply to U.S. Taxpayers.

ARTICLE 12

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)

no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b)

any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

12.2	Shareholder Approval

Notwithstanding Section 12.1 and subject to any rules of the Exchange, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a)

increases the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increases or removes the 10% limits on Shares issuable or issued to Insiders as set forth in Subsection 3.7(a);

(c)

reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)

extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(e)	permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(f)	increases or removes the limits on the participation of Directors;

(g)	permits Awards to be transferred to a Person;

(h)	changes the eligible participants of the Plan; or

(i)	deletes or reduces the range of amendments which require approval of shareholders under this Section 12.2.

12.3	Permitted Amendments

Without limiting the generality of Section 12.1, but subject to Section 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)	making any amendments to the general vesting provisions of each Award;

(b)	making any amendments to the provisions set out in Article 9;

(c)

making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e)

making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 13

MISCELLANEOUS

13.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

13.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

13.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

13.6	Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

13.7	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

13.8	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

13.9	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

13.10	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.11	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

13.12	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.13	Notices

All written notices to be given by a Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as follows:

Organigram Holdings Inc.

35 English Drive

Moncton, NB

E1E 3X3

Attention: Chief Financial Officer

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.14	Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

13.15	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

13.16	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

ORGANIGRAM HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 7 of the Plan and to receive ____% of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the later of (i) my “separation from service” (within the meaning of Section 409A) or (ii)                                         .

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b)

I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(c)	The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

(d)

To the extent I am a U.S. taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

Date:
(Name of Participant)

(Signature of Participant)

SCHEDULE B

ORGANIGRAM HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:	An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE C

ORGANIGRAM HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

(U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:	An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

APPENDIX D

ORGANIGRAM HOLDINGS INC.

( the ”Corporation”)

CHARTER OF THE BOARD OF DIRECTORS

This Charter of the Board of Directors (the “Charter”) was adopted by the board of directors of the Corporation (the ”Board”) on August 26, 2019.

1.	Purpose

The purpose of this Charter is to set out the mandate and responsibilities of the Board of the Corporation. Pursuant to the Canada Business Corporations Act (the ” Act”) governing the Corporation, the Board is responsible for managing, or supervising the management of, the business and affairs of the Corporation. By approving this Charter, the Board confirms its responsibility for the stewardship of the Corporation and its affairs. This stewardship function includes responsibility for the matters set out in this Charter. This Charter is a broad policy statement and is intended to be part of the Board’s flexible governance framework. The responsibilities of the Board described herein are pursuant to, and subject to, the Act and the by-laws of the Corporation in effect from time to time and do not impose any additional responsibilities or liabilities on the directors at law or otherwise.

2.	Composition

The Board shall be constituted with a majority of individuals who qualify as “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). If at any time a majority of the Corporation’s directors are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an independent director within the meaning of NI 58-101, the remaining directors shall appoint a sufficient number of directors who qualify as “independent” to comply with this requirement at their earliest convenience. Pursuant to NI 58-101, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment.

The Board shall elect an independent director, within the meaning of NI 58-101, to act as Chair of the Board. The Board shall provide the Chair with a written mandate. If the Chair is not an independent director, then the Board shall elect an independent director to act as Lead Director of the Board and shall provide such Lead Director with a written mandate.

3.	Responsibilities of the Board of Directors

The Board is responsible for the stewardship and oversight of the Corporation and its business and in that regard shall be specifically responsible for:

Strategic Direction of the Corporation

(a)	The development and adoption of the strategic direction of the Corporation.

(b)	Reviewing and approving the Corporation’s financial objectives, long and short-term business plans, and objectives, including significant capital allocations, expenditures and debt strategy.

(c)

Reviewing and approving material transactions not in the ordinary course of business, including significant capital allocations and expenditures and all matters that would be expected to have a major impact on shareholders, creditors or employees.

(d)

Issuing shares, debt securities, convertible securities and other securities of the Corporation for such consideration as the Board may deem appropriate, subject to the Act and applicable securities laws and stock exchange rules.

(e)	Other than in the ordinary course, approving the incurrence of indebtedness by the Corporation.

(f)	Approving the re-purchase of securities of the Corporation, subject to the Act, and applicable securities laws and stock exchange rules.

Risk Management

(g)

With the assistance of the Audit Committee, identifying the principal risks of the Corporation’s business and ensuring that appropriate systems have been implemented to monitor and manage risk with a view to the long-term success of the Corporation and regularly evaluating risk exposure against the potential returns for the Corporation’s shareholders.

(h)

Monitoring the Canadian regulatory environment with respect to the marketing, acquisition, production, storage, sale and shipment of cannabis and any related controlled substance regulations, including the Corporation’s ongoing relationship with Health Canada and its continuing status as a “Licensed Producer” of cannabis in Canada, which is recognized as a key risk area of the Corporation.

(i)

With the assistance of the Corporate Governance, Nominating and Compensation Committee, ensuring that the Corporation carries an appropriate level of director and officer insurance and reviewing and approving the terms of such insurance annually.

Officers and Management

(j)

Appointing senior members of the Corporation’s management (“Management”), who collectively shall be responsible for general day-to-day management of the Corporation and for making recommendations to the Board with respect to long-term strategic, financial, organizational and related objectives.

(k)

With the assistance of the Corporate Governance, Nominating and Compensation Committee, reviewing the compensation of directors, officers and senior members of Management to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

(l)

Selecting, monitoring and evaluating the senior members of Management, and ensuring there is in place appropriate Management succession. In connection with Management succession, the Board shall ensure that programs are in place to train and develop new Management.

(m)	Satisfying itself as to the integrity of the senior members of Management and that the senior members of Management create a culture of integrity throughout the organization. The

Board is responsible for developing and approving the goals and objectives which the senior members of Management will collectively be responsible for meeting.

Financial Information, Reporting Matters and Policies

(n)	Maintaining harmony between shareholder expectations, the Corporation’s strategic goals, the financial performance of the Corporation, and the performance of Management.

(o)

With the assistance of the Audit Committee, monitoring and ensuring the integrity of the internal controls and procedures (including adequate management information systems) within the Corporation and the financial reporting procedures of the Corporation.

(p)

With the assistance of the Audit Committee, ensuring the accurate and timely reporting of financial information to shareholders and all regulatory bodies, including the review and approval of quarterly and annual financial statements, management’s discussion and analysis related to such financial statements, and budgets and forecasts.

(q)	Overseeing any related party matters, and ensuring that they are effected in compliance with all legal, regulatory and policy requirements.

(r)	Distributions, normally in the form of dividends, to shareholders.

Conduct and Confidentiality

(s)

With the assistance of the Corporate Governance, Nominating and Compensation Committee, ensuring appropriate standards of conduct including adopting a corporate code of conduct for all employees and Management, and monitoring compliance with such code and all applicable laws and regulations. Only the full Board may grant waivers of the Corporation’s Code of Business Conduct and Ethics which would be to the benefit of directors and/or officers.

(t)	Enforcing confidentiality policies with regard to the Corporation’s proprietary information and all Board deliberations.

Communications and Board Resources

(u)

Ensuring effective and adequate communication with the shareholders and other stakeholders as well as the public at large. The Board shall periodically review the methods by which shareholders can communicate with the Corporation and Management, as well as the Corporation’s ability to effectively respond to communications from shareholders.

(v)	Evaluating the adequacy of its resources in its oversight of the Corporation and Management.

Board and Committee Evaluation

(w)	From time to time, evaluating its effectiveness and the effectiveness of its committees with respect to its (and their) contribution to the Corporation.

Other Responsibilities and Functions

(x)	Performing such other functions as prescribed by law or assigned to the Board in the Corporation’s governing documents, including compliance with the provisions of the by-laws of the Corporation.

It is recognized that every member of the Board, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to the best interests of the Corporation. Directors must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, members of the Board are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time.

It is expected that Management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Corporation and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance.

4.	Expectations of Directors

The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)

Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)

Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, and if one has been appointed and if appropriate, the Lead Director, and any other appropriate executive officer(s) of the Corporation to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Corporation, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves.

(d)

Loyalty, Ethics and Personal Conduct. In their roles as directors, all members of the Board owe a duty of loyalty to the Corporation. This duty of loyalty mandates that the best interests of the Corporation take precedence over any other interest possessed by a director. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Corporation; (ii) project a positive image of the Corporation to news media, the financial community, governments and their agencies, Shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Corporation and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

(e)

Other Board Memberships and Significant Activities. The Corporation values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Corporation. Directors should advise the chair of the Corporate Governance, Nominating, and Compensation Committee before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the Corporation.

(f)

Contact with Management and Employees. All members of the Board should be free to contact Management at any time to discuss any aspect of the Corporation’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Corporation. The Board expects that there will be frequent opportunities for members of the Board to meet with Management in meetings of the Board and committees, or in other formal or informal settings.

(g)

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a director.

(h)

Cannabis Legislation. Board members shall maintain a current knowledge of the Cannabis Act (Canada) and other Canadian regulations governing the marketing, acquisition, production, storage, sale and shipment of Cannabis in Canada.

5.	Meetings

The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Corporation. The Board shall meet periodically without Management present to ensure that the Board functions independent of Management. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors will take place, which session will be chaired by the Chair of the Board or, if the Chair is not independent within the meaning of NI 58-101 and one has been appointed, the Lead Director. The Board will keep minutes of each meeting of the Board. A copy of the minutes will be provided to each member of the Board.

In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Corporation) as the Board or any such committee determines to be necessary to permit it to carry out its duties. Any director may, subject to the prior approval of the Board, retain an outside advisor at the expense of the Corporation.

The Board appreciates having certain members of Management attend each Board meeting to provide information and opinions to assist the members of the Board in their deliberations. Management attendees who are not Board members will be excused for any agenda items which are reserved for discussion among directors only.

6.	Board Meeting Agendas and Information

The Chair and, if one has been appointed, the Lead Director, in consultation with Management of the Corporation, will develop the agenda for each Board meeting. Agendas will be distributed to the members of the Board before each meeting, and all Board members shall be free to suggest additions to the agenda in advance of the meeting.

Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, Management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance.

7.	Telephone Board Meetings

A director may participate in a meeting of the Board or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, from time to time, telephone board meetings may be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, Management may request that the directors approve certain matters by unanimous written consent.

8.	Measures for Receiving Shareholder Feedback

All publicly disseminated materials of the Corporation shall where possible and subject to applicable law provide for a mechanism for feedback of Shareholders.

9.	Expectations of Management

Management shall be required to report to the Board at the request of the Board on the performance of the Corporation, new and proposed initiatives, the Corporation’s business and investments, Management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects Management to promptly report to the Chair or, if one has been appointed and if appropriate, the Lead Director, any significant developments, changes, transactions or proposals respecting the Corporation or its subsidiaries.

10.	Communications Policy

The Board shall approve the content of the Corporation’s major communications to Shareholders and the investing public including any annual report, management information circular, annual information form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the management’s discussion & analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Corporation’s external communications. However, the Board believes that it is the function of Management to speak for the Corporation in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.

The Board shall have responsibility for reviewing the Corporation’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Corporation in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Corporation’s policies relating to communication and disclosure on an annual basis.

Generally, communications from Shareholders and the investment community will be directed to Management, who will coordinate an appropriate response depending on the nature of the communication. It is expected, if communications from stakeholders are made to any individual members of the Board, that Management will be informed, if appropriate, and consulted to determine any appropriate response.

11.	Internal Control and Management Information Systems

The Board has oversight for the integrity of the Corporation’s internal control and management information systems. All material matters relating to the Corporation and its business require the prior approval of the Board, subject to the Board’s ability to delegate such matters to, among others, the Corporation’s Audit Committee, Corporate Governance, Nominating, and Compensation Committee and Management. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring that Management and financial reporting is complete and accurate, even though Management may be charged with developing and implementing the necessary procedures.

12.	Delegation of Powers

The directors may establish one or more committees and may, subject to the Act and other applicable laws, delegate to such committees any of the powers of the Board. The directors may also, subject to the Act and other applicable laws, delegate powers to manage the business and affairs of the Corporation to such of the officers of the Corporation as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate.

The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to Management or to other persons.

13.	Board Effectiveness

The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning formal position descriptions for the Chair of the Board and, if one has been appointed, the Lead Director, and for each committee of the Board, and for the Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any).

The Board shall review and, if determined appropriate, adopt a process recommended by the applicable committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on a periodic basis.

14.	Director Tenure Policy

The following terms are applicable to all directors who are not also executive officers of the Corporation (“Non-Executive Directors”) subject to being annually re-elected by Shareholders:

(a)	Non-executive Directors shall not stand for re-election at the annual general meeting of Shareholders following the latter of his or her 75th birthday and 15 years of Board tenure.

(b)	The Board, with the approval of a majority of the incumbent directors, may extend the term of any such Non-Executive Director for up to a three year period.

15.	Education and Training

The Board will provide newly elected directors with an orientation program to educate them on the Corporation, their roles and responsibilities on the Board or committees, as well as the Corporation’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the Corporation to maintain a current understanding of the Corporation’s business, including its operations, internal controls, financial reporting and accounting practices. Members of the Board whom are also be members of the Institute of Corporate Directors (“ICD”) shall have their yearly ICD membership fees reimbursed by the Corporation and shall keep abreast of the routine publications of the ICD.

16.	Inconsistencies with Applicable Laws

In the event of any conflict or inconsistency between this Charter and the provisions of the Act or other applicable laws, in each case as amended, restated or amended and restated from time to time, the provisions hereof shall be ineffective and shall be superseded by the provisions of the Act or such other applicable laws to the extent necessary to resolve such conflict or inconsistency.